Registration No.  333-19067
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

      The First Trust Special Situations Trust, Series 182

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title and Amount of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

F. Proposed Maximum Aggregate Offering Price to the Public of the Securities Being Registered: Indefinite

G.   Amount of Filing Fee:  $0.00

H.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective on January 16, 1997 at 2:00 p.m. pursuant to  Rule
     487.
                ________________________________

      THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 182

                      Cross-Reference Sheet

         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

 Form N-8B-2 Item Number              Form S-6 Heading in Prospectus


            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                    Prospectus front cover
     (b)  Title of securities issued       Summary of Essential
                                           Information

2.   Name and address of each depositor    Information as to
                                           Sponsor, Trustee and
                                           Evaluator

3.   Name and address of trustee           Information as to
                                           Sponsor, Trustee and
                                           Evaluator

4.   Name and address of principal         Information as to
     underwriters                          Sponsor, Trustee and
                                           Evaluator

5.   State of organization of trust        The First Trust
                                           Special Situations
                                           Trust

6.   Execution and termination of          Other Information
     trust agreement

7.   Changes of name                          *

8.   Fiscal year                              *

9.   Litigation                               *


II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer             Public Offering
          securities

     (b)  Cumulative or distributive       The First Trust
          securities                       Special Situations
                                           Trust

     (c)  Redemption                       Rights of Unitholders

     (d)  Conversion, transfer, etc.       Rights of Unitholders

     (e)  Periodic payment plan               *

     (f)  Voting rights                    Rights of Unitholders

     (g)  Notice of certificateholders     Other Information

     (h)  Consents required                Rights of Unitholders;
                                           Other Information

     (i)  Other provisions                 The First Trust
                                           Special Situations
                                           Trust

11.  Types of securities comprising        The First Trust
     units                                 Special
                                           Situations Trust
                                            Schedule of
                                           Investments

12.  Certain information regarding
     periodic payment certificates            *

13.  (a)  Load, fees, expenses, etc.       Summary of Essential
                                           Information; Public
                                           Offering; The First
                                           Trust Special
                                           Situations Trust
     (b)  Certain information regarding
          periodic payment certificates       *

     (c)  Certain percentages              Summary of Essential
                                           Information; The
                                           First Trust Special
                                           Situations Trust;
                                           Public Offering

     (d)  Certain other fees, etc.
          payable  by holders              Rights of Units
                                           Holders

     (e)  Certain profits receivable
          by depositor, principal,
          underwriters, trustee or         The First Trust
          affiliated persons               Special
                                           Situations Trust

     (f)  Ratio of annual charges             *
          to income

14.  Issuance of trust's securities        Rights of Unit Holders

15.  Receipt and handling of payments
     from purchasers                          *

16.  Acquisition and disposition of
     underlying securities                 The First Trust
                                           Special Situations
                                           Trust; Rights of Unit
                                           Holders;

17.  Withdrawal or redemption              The First Trust
                                           Special Situations
                                           Trust; Public
                                           Offering; Rights of
                                           Unit Holders

18.  (a)  Receipt, custody and             Rights of Unit Holders
          disposition  of income

     (b)  Reinvestment of distributions    Rights of Unit Holders

     (c)  Reserves or special funds        Information as to
                                           Sponsor, Trustee and
                                           Evaluator

     (d)  Schedule of distributions           *

19.  Records, accounts and reports         Rights of Unit Holders

20.  Certain miscellaneous provisions
     of trust agreement

     (a)  Amendment                        Other Information

     (b)  Termination                      Other Information

     (c)  and (d) Trustee, removal         Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

     (e)  and (f) Depositor, removal       Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

21.  Loans to security holders                *

22.  Limitations on liability              The First Trust
                                           Special Situations
                                           Trust;
                                            Information as to
                                           Sponsor, Trustee
                                           and Evaluator

23.  Bonding arrangements                  Contents of
                                           Registration
                                           Statement

24.  Other material provisions             *
     of trust agreement


III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of depositor             Information as to
                                           Sponsor, Trustee and
                                           Evaluator

26.  Fees received by depositor               *

27.  Business of depositor                 Information as to
                                           Sponsor, Trustee and
                                           Evaluator

28.  Certain information as to
     officials and affiliated                 *
     persons of depositor

29.  Voting securities of depositor           *

30.  Persons controlling depositor            *

31.  Payment by depositor for certain
     services rendered to trust               *

32.  Payment by depositor for certain
     other services rendered to trust         *

33.  Remuneration of employees of
     depositor for certain services
     rendered to trust                        *

34.  Remuneration of other persons
     for certain services rendered            *
     to trust


                IV.  DISTRIBUTION AND REDEMPTION

35.  Distribution of trust's               Public Offering
     securities by states

36.  Suspension of sales of trust's
     securities                               *

37.  Revocation of authority to               *
     distribute

38.  (a)  Method of distribution           Public Offering

     (b)  Underwriting agreements          Public Offering

     (c)  Selling agreements               Public Offering

39.  (a)  Organization of principal        Information as
          underwriters                     to Sponsor, Trustee
                                           and Evaluator

     (b)  N.A.S.D. membership of
          principal underwriters           Information as to
                                           Sponsor, Trustee and
                                           Evaluator


40.  Certain fees received by              See Items 13(a) and
     principal underwriters                13(e)

41.  (a)  Business of principal            Information as to
          underwriters                     Sponsor, Trustee and
                                           Evaluator

     (b)  Branch offices of
          principal underwriters              *

     (c)  Salesmen of principal               *
          underwriters

42.  Ownership of trust's securities
     by certain persons                       *

43.  Certain brokerage commissions
     received by principal                    *
     underwriters

44.  (a)  Method of valuation              Summary of Essential
                                           Information; The
                                           First Trust Special
                                           Situations Trust,
                                           Public Offering

     (b)  Schedule as to offering             *
          price

     (c)  Variation in offering            Public Offering
          price to certain persons

45.  Suspension of redemption rights          *

46.  (a)  Redemption valuation             Rights of Unit Holders

     (b)  Schedule as to redemption           *
          price

47.  Maintenance of position in            Public Offering;
     underlying securities                 Rights
                                           of Unit Holders


       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of        Information as
     trustee                               to Sponsor, Trustee
                                           and Evaluator

49.  Fees and expenses of trustee          The First Trust
                                           Special Situations
                                           Trust

50.  Trustee's lien                        The First Trust
                                           Special Situations
                                           Trust


     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OF
                           SECURITIES

51.  Insurance of holders of
     trust's securities                        *


                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust              The First Trust
          agreement with respect to        Special
                                           selection or
                                           elimination of
                                           Situations Trust;
          underlying securities            Rights of Unit Holders


     (b)  Transactions involving
          elimination of underlying           *
          securities

     (c)  Policy regarding substitution    The First Trust
          or elimination of underlying     Special
          securities                       Situations Trust;
                                           Rights of Unit Holders

     (d)  Fundamental policy not
          otherwise covered                   *

53.  Tax status of Trust                   The First Trust
                                           Special Situations
                                           Trust


          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during                *
     last ten years

55.

56.

57.  Certain information regarding
      period payment certificates             *

58.

59.  Financial statements                  Report of Independent
     (Instruction 1(c) to Form S-6)        Auditors; Statement of
                                           Net Assets




* Inapplicable, answer negative or not required.


                   First Trust (registered trademark)

             America's Leading Brands Growth Trust, Series 1
           American Financial Services Growth Trust, Series 2
               American Healthcare Growth Trust, Series 2
                  REIT Growth & Income Trust, Series 1
               American Technology Growth Trust, Series 5

The Trusts. The First Trust(registered trademark) Special Situations Trust, Series 182 consists of the underlying separate unit investment trusts set forth above. The various trusts are sometimes collectively referred to herein as the "Trusts" and individually as a "Trust."

The objective of each Trust is to provide for potential capital appreciation by investing the Trust's portfolio in common stocks (the "Equity Securities") of companies in the respective industries represented by each Trust. See "Schedule of Investments" for each Trust. Each Trust has a mandatory termination date ("Mandatory Termination Date" or "Trust Ending Date") as set forth under "Summary of Essential Information" for each Trust. There is, of course, no guarantee that the objective of the Trusts will be achieved. Each Unit of a Trust represents an undivided fractional interest in all the Equity Securities deposited in such Trust.

The Equity Securities deposited in each Trust's portfolio have no fixed maturity date and the value of these underlying Equity Securities will fluctuate with changes in the values of stocks in general. See
"Portfolio."

The Sponsor may, from time to time during a period of up to approximately 360 days after the Initial Date of Deposit, deposit additional Equity Securities in the Trusts or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trusts. Such deposits of additional Equity Securities will be done in such a manner that the original proportionate relationship amongst the individual issues of the Equity Securities in each Trust shall be maintained. Any deposit by the Sponsor of additional Equity Securities, or the purchase of additional Equity Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship established on the Initial Date of Deposit, and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any Equity Securities deposited in the Trusts on the Initial, or any subsequent, Date of Deposit. See "What is the First Trust Special Situations Trust?" and "How May Equity Securities be Removed from a Trust?"

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          Nike Securities L.P.

              Sponsor of First Trust (registered trademark)
                             1-800-621-9533


             The date of this Prospectus is January 16, 1997

Public Offering Price. The Public Offering Price per Unit of each Trust during the initial offering period is equal to the aggregate underlying value of the Equity Securities in such Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of such Trust, plus an initial sales charge equal to the difference between the maximum sales charge of 4.5% of the Public Offering Price and the maximum remaining deferred sales charge, initially $.35 per Unit. Commencing on August 29, 1997, and on the last business day of each month thereafter, through December 31, 1997, a deferred sales charge of $.07 will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment but still during the initial offering period will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. The sales charge of a Trust is reduced on a graduated scale for sales involving at least $50,000. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 4.5% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), subject to a reduction beginning January 31, 1998. A pro rata share of accumulated dividends, if any, in the Income Account of a Trust is included in the Public Offering Price. The minimum amount which an investor may purchase of a Trust is $1,000 ($250 for Individual Retirement Accounts). Upon completion of the deferred sales charge period, the secondary market Public Offering Price per Unit for a Trust will not include deferred payments, but will instead include only a one-time initial sales charge of 4.5% of the Public Offering Price (equivalent to 4.712% of the net amount invested), which will be reduced by 1/2 of 1% on each January 31, commencing January 31, 1998 to a minimum sales charge of 3.0%. See "How is the Public Offering Price Determined?"


UNITS OF THE TRUSTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.

Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by a Trust, net of expenses of such Trust, will be paid on the Distribution Date to Unit holders of record on the Record Date as set forth in the "Summary of Essential Information" for each Trust. Distributions of funds in the Capital Account, if any, will be made at least annually in December of each year. Any distribution of income and/or capital will be net of the expenses of the respective Trust. See "What is the Federal Tax Status of Unit Holders?" Additionally, upon termination of the Trusts, the Trustee will distribute, upon surrender of Units for redemption, to each Unit holder his pro rata share of a Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"

Secondary Market for Units. After the initial offering period, while under no obligation to do so, the Sponsor intends to maintain a market for Units of the Trusts and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities in such Trusts (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of such Trusts. If a secondary market is maintained during the initial offering period, the prices at which Units will be repurchased will also be based upon the aggregate underlying value of the Equity Securities in the Trusts (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of such Trusts. If a secondary market is not maintained, a Unit holder may redeem Units through redemption at prices based upon the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of a Trust. A Unit holder tendering 2,500 Units or more of a Trust for redemption may request a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) in lieu of payment in cash. Any deferred sales charge remaining on Units at the time of their sale or redemption will be collected at that time. See "How May Units be Redeemed?"

Termination. Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trusts. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of a Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of such Trust maintained by the Trustee. At least 60 days prior to the Mandatory Termination Date of each Trust, the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) if such Unit holder owns at least 2,500 Units of a Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date of a Trust. Unit holders not electing a distribution of shares of Equity Securities will receive a cash distribution within a reasonable time after a Trust is terminated. See "Rights of Unit Holders-How are Income and Capital Distributed?"

Risk Factors. An investment in a Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers of the Equity Securities or the general condition of the stock market, changes in interest rates and economic recession. Volatility in the market price of the Equity Securities in a Trust also changes the value of the Units of the Trusts. Unit holders tendering Units for redemption during periods of market volatility may receive redemption proceeds which are more or less than they paid for the Units. The Trusts' portfolios are not managed and Equity Securities will not be sold by the Trusts regardless of market fluctuations, although certain Equity Securities may be sold under certain limited circumstances. For further information concerning these risk factors as well as a discussion of additional risks specific to each Trust, see "What are Equity Securities?-Risk Factors."

                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                                of the Equity Securities-January 16, 1997


              Sponsor:   Nike Securities L.P.
              Trustee:   The Chase Manhattan Bank
            Evaluator:   First Trust Advisors L.P.


                                                             America's Leading    American Financial   American Healthcare
                                                             Brands Growth Trust  Services Growth      Growth Trust
                                                             Series 1             Trust, Series 2      Series 2
                                                             ___________________  __________________   ___________________
General Information
Initial Number of Units (1)                                      14,975               15,016               14,946
Fractional Undivided Interest in the Trust per Unit (1)        1/14,975             1/15,016             1/14,946
Public Offering Price:
 Aggregate Offering Price Evaluation of
   Equity Securities in Portfolio (2)                        $  148,257           $  148,659           $  147,968
 Aggregate Offering Price Evaluation of
   Equity Securities per Unit                                $    9.900           $    9.900           $    9.900
 Maximum Sales Charge of 4.5% of the Public
   Offering Price per Unit (4.545% of the net amount
   invested, exclusive of the deferred sales charge) (3)     $     .450           $     .450           $     .450
 Less Deferred Sales Charge per Unit                         $    (.350)          $    (.350)          $    (.350)
 Public Offering Price per Unit (3)                          $   10.000           $   10.000           $   10.000
Sponsor's Initial Repurchase Price per Unit                  $    9.550           $    9.550           $    9.550
Redemption Price per Unit (based on aggregate underlying
 value of Equity Securities less deferred sales charge) (4)  $    9.550           $    9.550           $    9.550
CUSIP Number                                                 33718T 332           33718T 340           33718T 357
Trustee's Annual Fee per Unit outstanding                    $    .0096           $    .0096           $    .0096
Evaluator's Annual Fee per Unit outstanding (5)              $    .0030           $    .0030           $    .0030
Maximum Supervisory Fee per Unit outstanding (6)             $    .0035           $    .0035           $    .0035
Estimated Annual Amortization of Organizational and
 Offering Costs per Unit outstanding (7)                     $    .0045           $    .0045           $    .0045

First Settlement Date                         January 22, 1997
Mandatory Termination Date                    December 15, 2001
Discretionary Liquidation Amount              A Trust may be terminated if the value thereof is less than the lower of
                                              $2,000,000 or 20% of the total value of Equity Securities deposited in such
                                              Trust during the primary offering period.
Income Distribution Record Date               Fifteenth day of each June and December commencing June 15, 1997.
Income Distribution Date (8)                  Last day of each June and December commencing June 30, 1997.

[FN]
_____________
(1) As of the close of business on the Initial Date of Deposit, the number of Units of a Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Equity Security listed on a national securities exchange or the NASDAQ National Market System is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. The initial sales charge applies to all Units and represents an amount equal to the difference between the maximum sales charge for a Trust of 4.5% of the Public Offering Price and the amount of the maximum remaining deferred sales charge (initially $.350 per Unit). Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate underlying value of the Equity Securities underlying the respective Trust. In addition to the initial sales charge, Unit holders will pay a deferred sales charge of $.07 per Unit per month commencing August 29, 1997 and on the last business day of each month thereafter through December 31, 1997. During the initial offering period, Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. See "Fee Table" and "Public Offering" for additional information. Commencing on January 2, 1998, the secondary market sales charge will not include the deferred sales charge payments but will instead include only a one-time initial sales charge of 4.5% of the Public Offering Price and will decrease by 1/2 of 1% on each subsequent January 31, commencing January 31, 1998 to a minimum sales charge of 3.0% as described under "Public Offering." On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) See "How May Units be Redeemed?"

(5) The Evaluator's Fee is payable to an affiliate of the Sponsor. Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

(6) The Supervisory Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0028 per Unit per Trust.

(7) Each Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed the life of the Trusts (approximately five years). See "What are the Expenses and Charges?" and "Statements of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(8) Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

Page 4
                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                                of the Equity Securities-January 16, 1997


              Sponsor:   Nike Securities L.P.
              Trustee:   The Chase Manhattan Bank
            Evaluator:   First Trust Advisors L.P.

                                                                                                         American
                                                                                     REIT Growth &       Technology
                                                                                     Income Trust        Growth Trust
                                                                                     Series 1            Series 5
                                                                                     _____________       ____________
General Information
Initial Number of Units (1)                                                              14,999              14,692
Fractional Undivided Interest in the Trust per Unit (1)                                1/14,999            1/14,692
Public Offering Price:
   Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)         $  148,488          $  145,451
   Aggregate Offering Price Evaluation of Equity Securities per Unit                 $    9.900          $    9.900
   Maximum Sales Charge of 4.5% of the Public Offering Price per Unit
   (4.545% of the net amount invested, exclusive of the deferred sales charge) (3)   $     .450          $     .450
   Less Deferred Sales Charge per Unit                                               $    (.350)         $    (.350)
   Public Offering Price per Unit (3)                                                $   10.000          $   10.000
Sponsor's Initial Repurchase Price per Unit                                          $    9.550          $    9.550
Redemption Price per Unit (based on aggregate underlying
   value of Equity Securities less deferred sales charge) (4)                        $    9.550          $    9.550
CUSIP Number                                                                         33718T 373          33718T 365
Trustee's Annual Fee per Unit outstanding                                            $    .0096          $    .0096
Evaluator's Annual Fee per Unit outstanding (5)                                      $    .0030          $    .0030
Maximum Supervisory Fee per Unit outstanding (6)                                     $    .0035          $    .0035
Estimated Annual Amortization of Organizational and
   Offering Costs per Unit outstanding (7)                                           $    .0045          $    .0045

First Settlement Date                         January 22, 1997
Mandatory Termination Date                    December 15, 2001
Discretionary Liquidation Amount              A Trust may be terminated if the value thereof is less than the lower of
                                              $2,000,000 or 20% of the total value of Equity Securities deposited in such
                                              Trust during the primary offering period.
Income Distribution Record Date               Fifteenth day of each month for the REIT Growth & Income Trust, Series 1 commencing February 15, 1997 and the fifteenth day of each June and December commencing June 15, 1997 for the American Technology Growth Trust, Series 5.
Income Distribution Date (8)(9)               Last day of each month for the REIT Growth & Income Trust, Series 1 commencing
                                              February 28, 1997 and the last day of each June and December commencing June 30,
                                              1997 for the American Technology Growth Trust, Series 5.

[FN]
______________
(1) As of the close of business on the Initial Date of Deposit, the number of Units of a Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Equity Security listed on a national securities exchange or the NASDAQ National Market System is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. The initial sales charge applies to all Units and represents an amount equal to the difference between the maximum sales charge for a Trust of 4.5% of the Public Offering Price and the amount of the maximum remaining deferred sales charge (initially $.350 per Unit). Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate underlying value of the Equity Securities underlying the respective Trust. In addition to the initial sales charge, Unit holders will pay a deferred sales charge of $.07 per Unit per month commencing August 29, 1997 and on the last business day of each month thereafter through December 31, 1997. During the initial offering period, Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. See "Fee Table" and "Public Offering" for additional information. Commencing on January 2, 1998, the secondary market sales charge will not include the deferred sales charge payments but will instead include only a one-time initial sales charge of 4.5% of the Public Offering Price and will decrease by 1/2 of 1% on each subsequent January 31, commencing January 31, 1998 to a minimum sales charge of 3.0% as described under "Public Offering." On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) See "How May Units be Redeemed?"

(5) The Evaluator's Fee is payable to an affiliate of the Sponsor. Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

(6) The Supervisory Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0028 per Unit per Trust.

(7) Each Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed the life of the Trusts (approximately five years). See "What are the Expenses and Charges?" and "Statements of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(8) Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

(9) The estimated net annual dividend distribution for the REIT Growth & Income Trust, Series 1 (based on the most recent quarterly dividend declared on the Equity Securities in the Trust) is $.6604 per Unit. On February 28, 1997, the initial distribution date for the Trust, Unit holders of record as of February 15, 1997 will receive an estimated distribution of $.0515 per Unit. Beginning on March 31, 1997, Unit holders of record as of March 15, 1997 will receive the regular estimated monthly distribution of $.0550 per Unit.

                               FEE TABLES

These Fee Tables are intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public
Offering" and "What are the Expenses and Charges?" Although the Trusts have a term of five years and are unit investment trusts rather than a mutual fund, this information is presented to permit a comparison of fees.


AMERICA'S LEADING BRANDS GROWTH TRUST, SERIES 1
                                                                                                              Amount
                                                                                                              per Unit
                                                                                                              ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                               1.00%(a)           $.100
Deferred sales charge
  (as a percentage of public offering price)                                               3.50%(b)            .350
                                                                                           ________           ________
                                                                                           4.50%              $.450
                                                                                           ========           ========

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                               .098%             $.0096
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                  .141%              .0138
Other operating expenses                                                                    .055%              .0054
                                                                                           ________           ________
  Total                                                                                     .294%             $.0288
                                                                                           ========           ========

                                 Example
                                 _______
                                                                                 Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the America's Leading Brands Growth Trust, Series 1 has an
estimated operating expense ratio of .294% and a 5% annual return on the
investment throughout the periods                                            $ 48             $ 54             $ 61


AMERICAN FINANCIAL SERVICES GROWTH TRUST, SERIES 2
                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                                1.00%(a)           $.100
Deferred sales charge
  (as a percentage of public offering price)                                                3.50%(b)            .350
                                                                                           ________            ________
                                                                                            4.50%              $.450
                                                                                           ========            ========

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                                .098%             $.0096
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                   .141%              .0138
Other operating expenses                                                                     .055%              .0054
                                                                                           ________            ________
  Total                                                                                      .294%             $.0288
                                                                                           ========            ========

                                                         Example
                                                         _______
                                                                                 Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the American Financial Services Growth Trust, Series 2 has an
estimated operating expense ratio of .294% and a 5% annual return on the
investment throughout the periods                                            $ 48             $ 54             $61


AMERICAN HEALTHCARE GROWTH TRUST, SERIES 2
                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                               1.00%(a)            $.100
Deferred sales charge
  (as a percentage of public offering price)                                               3.50%(b)             .350
                                                                                           ________            ________
                                                                                           4.50%               $.450
                                                                                           ========            ========

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                               .098%              $.0096
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                  .141%               .0138
Other operating expenses                                                                    .055%               .0054
                                                                                           ________            ________
  Total                                                                                     .294%              $.0288
                                                                                           ========            ========


                                                         Example
                                                         _______
                                                                                  Cumulative Expenses Paid for Period:
                                                                              1 Year          3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the American Healthcare Growth Trust, Series 2 has an estimated operating expense ratio of .294% and a 5% annual return on the investment
throughout the periods                                                       $ 48             $ 54             $ 61


REIT GROWTH & INCOME TRUST, SERIES 1
                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                               1.00%(a)            $.100
Deferred sales charge
  (as a percentage of public offering price)                                               3.50%(b)             .350
                                                                                           ________            ________
                                                                                           4.50%               $.450
                                                                                           ========            ========

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                               .098%              $.0096
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                  .141%               .0138
Other operating expenses                                                                    .065%               .0064
                                                                                           ________            ________
  Total                                                                                     .304%              $.0298
                                                                                           ========            ========

                                                        Example
                                                        _______

                                                                                Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the REIT Growth & Income Trust, Series 1 has an estimated operating expense ratio of .304% and a 5% annual return on the investment
throughout the periods                                                       $ 48             $ 54             $ 61


AMERICAN TECHNOLOGY GROWTH TRUST, SERIES 5
                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                               1.00%(a)            $.100
Deferred sales charge
  (as a percentage of public offering price)                                               3.50%(b)             .350
                                                                                           ________            ________
                                                                                           4.50%               $.450
                                                                                           ========            ========

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                               .098%              $.0096
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                  .141%               .0138
Other operating expenses                                                                    .055%               .0054
                                                                                           ________            ________
  Total                                                                                     .294%              $.0288
                                                                                           ========            ========

                                                               Example
                                                               _______

                                                                                Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the American Technology Growth Trust, Series 5 has an estimated operating expense ratio of .294% and a 5% annual return on the investment
throughout the periods                                                       $ 48             $ 54             $ 61

The examples assume reinvestment of all dividends and distributions and utilize a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the examples, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The examples should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the examples.

[FN]
_______________________
(a) The Initial Sales Charge is actually the difference between the maximum total sales charge of 4.5% and the maximum remaining deferred sales charge (initially $.35 per Unit) and would exceed 1.0% if the Public Offering Price exceeds $10.00 per Unit.

(b) The actual fee is $.07 per month per Unit, irrespective of purchase or redemption price deducted monthly commencing August 29, 1997 through December 31, 1997. If a Unit holder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 3.5%. Units purchased subsequent to the initial deferred sales charge payment will also be subject to the remaining deferred sales charge payments.

Page 8
             AMERICA'S LEADING BRANDS GROWTH TRUST, SERIES 1
           AMERICAN FINANCIAL SERVICES GROWTH TRUST, SERIES 2
               AMERICAN HEALTHCARE GROWTH TRUST, SERIES 2
                  REIT GROWTH & INCOME TRUST, SERIES 1
               AMERICAN TECHNOLOGY GROWTH TRUST, SERIES 5
          The First Trust Special Situations Trust, Series 182

What is The First Trust Special Situations Trust?

The First Trust Special Situations Trust, Series 182 is one of a series of investment companies created by the Sponsor under the name of The First Trust Special Situations Trust, all of which are generally similar but each of which is separate and is designated by a different series number. This Series consists of the underlying separate unit investment trusts set forth above. The Trusts were created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P. as Sponsor, The Chase Manhattan Bank as Trustee, and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of common stocks together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such securities. In exchange for the deposit of securities or contracts to purchase securities in the Trusts, the Trustee delivered to the Sponsor documents evidencing the entire ownership of the Trusts.

AMERICA'S LEADING BRANDS GROWTH TRUST, SERIES 1

The objective of the America's Leading Brands Growth Trust, Series 1 is to provide for capital appreciation potential by investing in common stocks issued by companies considered to be leaders in their industries. See "Schedule of Investments" for America's Leading Brands Growth Trust, Series 1.


The Trust consists of a portfolio of 25 companies involved in the following industries: apparel manufacturers, beverages, entertainment, food, household products, medical supplies, pharmaceuticals, recreation, restaurants, retail, tobacco, toiletries/cosmetics, and toys. This type of diversification can help offset risk, although it does not eliminate it entirely. Furthermore, to achieve this type of diversification on your own would require substantial time and capital commitments.



Almost every American is familiar with brand name companies like Coca-Cola, Walt Disney, Gap and Mattel. They are household names, and their products can be found in almost every home across the country. Increasingly, such companies are becoming household names overseas as well. Many of these companies already have a strong presence in international markets; and they stand to benefit even more from the increasing demands of growing populations, rising standards of living, more relaxed foreign trade agreements, and improved political climates in many countries around the world.


Furthermore, these companies have strong financial positions and market dominance, competitive advantages, skilled management, and essential products and services. Generally, consumer goods companies with these attributes perform strongly, even during uncertain economic times.

In addition to their stability, the Sponsor believes that if you "buy and hold" a portfolio of leading American companies, you will have an investment which has the potential to weather economic downturns, grow consistently in a healthy economy, and provide stable, consistent total return over time.

AMERICAN FINANCIAL SERVICES GROWTH TRUST, SERIES 2

The objective of the American Financial Services Growth Trust, Series 2 is to provide for capital appreciation potential by investing in common stocks issued primarily by financial services companies. See "Schedule of Investments" for American Financial Services Growth Trust, Series 2.


The portfolio is diversified across financial institutions including money center banks, major regional banks, regional and local banks and thrifts, credit card companies, mortgage finance companies and specialty finance companies.

Despite consistent earnings growth, on average, the companies included in the portfolio trade at below-market price to earnings ratios. Given their high level of profitability and superior earnings growth, the companies included in the portfolio trade at compelling valuation levels relative to the S&P 500 and their historic trading range. The attractive valuations of the stocks chosen should provide above-average capital appreciation potential.

The banking and financial services industries are poised to benefit from strong and improving fundamentals as both businesses and consumers increase their levels of borrowing due to the low level of interest rates. Financial institutions are able to enhance their profitability as they expand their businesses without taking on excessive credit risk due to the overall strength of the U.S. economy.

The banking and thrift industries continue to experience significant consolidation, as a nationwide banking law enacted in 1995 allows bank holding companies to acquire banks anywhere in the U.S.; and secondly, allows mergers and branching across state lines. The Trust offers a portfolio which allows investors to hold positions in stocks of companies which may acquire existing financial institutions and/or be acquired themselves. The Sponsor believes investors can profit from institutions expanding their earnings potential through acquisitions and the resulting efficiency gains. In addition, investors may benefit from takeover premiums if and when the companies in the Trust are acquired.

AMERICAN HEALTHCARE GROWTH TRUST, SERIES 2

The objective of the American Healthcare Growth Trust, Series 2 is to provide for capital appreciation potential by investing in common stocks issued by healthcare companies, which in the Sponsor's opinion, represent both market leaders and emerging growth companies in the healthcare sector. See "Schedule of Investments" for American Healthcare Growth Trust, Series 2.


The Sponsor believes the healthcare industry is currently undergoing structural changes and facing an ever-increasing demand for services and products from the nation's aging population.



Demand for medical-related services and products is increasing as the aging American population lives longer. Today, the U.S. population over 65 numbers about 30 million; and the impact of the aging of the 76 million "baby boomers" will surely have a dramatic effect on the healthcare system.


Although government regulation could have an impact, the Sponsor believes that three market factors will shape the way changes in the healthcare system occur: consolidation, managed healthcare and technological advancements.

Every sector of healthcare offers merger opportunities as reforms continue to unfold. Mergers, acquisitions and partnerships continue to be a viable way for larger companies to fill specific product lines, acquire new technology and benefit from economies of scale.

HMOs, PPOs, and other managed care companies are experiencing enrollment growth. This provides quality care at reduced costs through a network of contracted care providers. Insurer-controlled HMOs, with 139 million enrollees, are experiencing 6% annual growth largely through employer plans.

The pace of scientific discoveries in healthcare is accelerating. The research and development pipeline for new medicines and technologies creates new markets and provides the potential for sales growth.

REIT GROWTH & INCOME TRUST, SERIES 1


The objective of the REIT Growth & Income Trust, Series 1 is to provide for potential capital appreciation and potential for increasing dividend income through an investment in a portfolio of common stocks issued by publicly traded equity real estate investment trusts ("REIT" or "REITs"). See "Schedule of Investments" for REIT Growth & Income Trust, Series 1. Additionally, the Sponsor believes the Trust allows individual investors the opportunity to invest in the real estate market in a more affordable, practical and liquid alternative to purchasing individual properties.


For some individuals, ownership in a group of commercial properties may be difficult to achieve because it can require a substantial capital commitment, and property management may be time-consuming and expensive. An easier way to invest in commercial real estate is to buy shares of publicly-traded companies that own and operate several properties. Essentially, a REIT is a corporation that combines the capital of many investors to acquire real estate. Investors can enjoy the benefits of a diversified portfolio managed by real estate professionals, receive income from rents, and achieve capital appreciation if properties are sold at a profit. In addition, REITs are traded on major stock exchanges, making them highly liquid. The Sponsor believes that the

REITs selected for the portfolio offer the potential for attractive returns and stable income.

Most individual REITs specialize in a particular type of property or concentrate in a specific geographic region. This Trust invests in a diversified portfolio of 25 REITs, which own more than 3,000 real estate properties, including multi-family, office/industrial, recreation, retail, hotels, healthcare facilities, and storage.

Several indicators suggest that real estate is poised to produce attractive returns. Commercial real estate properties currently are producing improving rental incomes and stable occupancy rates. Real estate supply is expected to remain tight as most real estate properties are valued below replacement cost, discouraging new developments. And, lastly, demand for real estate is positive and is expected to track the growth of the nation's economy.

REITs are required by law to distribute 95% of earnings; therefore, dividend payout will likely increase in line with forecasted earnings growth of 10%, on average, over the next five years. In addition, a portion of a REIT's dividend is treated as a non-taxable return of capital for tax purposes. (This means you do not pay taxes on that portion of the income.) Instead, it is used to reduce your cost basis. This portion of income, normally taxed at personal income tax rates, is reclassified into a more favorably taxed, long-term capital gain, which is deferred until shares are sold.

AMERICAN TECHNOLOGY GROWTH TRUST, SERIES 5

The objective of the American Technology Growth Trust, Series 5 is to provide for capital appreciation potential by investing in common stocks issued by U.S.-based technology companies with superior historical financial performance. See "Schedule of Investments" for American Technology Growth Trust, Series 5. The Sponsor believes the companies selected are best positioned to take advantage of the ongoing technology boom.

A technological revolution which affects our daily lives is currently spanning the globe. Consider the advancements of the last few years made possible by technology: personal computers; fax machines; cellular phones; online data services; and the convergence of computers and the explosive growth in Internet communications. Corporations continue to invest in technology to enhance their productivity and to stay ahead of the competition.

As American companies discover, innovate, research and develop new technologies, businesses, consumers and governments around the world are waiting to buy the products resulting from their efforts.

In addition, individuals are increasing their spending on technology. Consider the sheer number of personal computers in the home, the proliferation of software for education and entertainment purposes, and the ever-increasing amount of services and information accessible on the Internet.

In general, the Sponsor believes the companies selected for the portfolio have above-average growth prospects for both sales and earnings, established market shares for their products, and lower-than-average debt.

Each Trust has a Mandatory Termination Date, as set forth under "Summary of Essential Information." There is, of course, no guarantee that the objective of any Trust will be achieved. Each Unit of a Trust represents an undivided fractional interest in all the Equity Securities deposited in such Trust.

With the deposit of the Equity Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Equity Securities in each Trust's portfolio, as set forth under "Schedule of Investments" for each Trust. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may deposit additional Equity Securities in a Trust, or cash (including a letter of credit) with instructions to purchase additional Equity Securities in a Trust. Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of a Trust. Any deposit by the Sponsor of additional Equity Securities, or the purchase of additional Equity Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in a Trust on the Initial, or any subsequent, Date of Deposit. See "How May Equity Securities be Removed from a Trust?" Since the prices of the underlying Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Equity Securities in a Trust. If the

Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the purchase of the Equity Securities and because such Trust will pay the associated brokerage fees. To minimize this effect, the Trusts will try to purchase the Equity Securities as close to the evaluation time as possible. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for a Trust with respect to acquiring Equity Securities for a Trust. In acting in such capacity, the Sponsor or its affiliate will be subject to the restrictions under the Investment Company Act of 1940, as amended.

On the Initial Date of Deposit, each Unit of a Trust represented the undivided fractional interest in the Equity Securities deposited in such Trust set forth under "Summary of Essential Information" for each Trust. To the extent that Units of a Trust are redeemed, the aggregate value of the Equity Securities in such Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of that Trust will increase. However, if additional Units are issued by a Trust in connection with the deposit of additional Equity Securities or cash by the Sponsor, the aggregate value of the Equity Securities in that Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of that Trust will be decreased proportionately. See "How May Units be Redeemed?"

What are the Expenses and Charges?

With the exception of brokerage fees discussed above and bookkeeping and other administrative services provided to each Trust, for which the Sponsor will be reimbursed in amounts as set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to a Trust.

First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information," for providing portfolio supervisory services for each Trust. Such fee is based on the number of Units outstanding in a Trust on January 1 of each year except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the number of Units outstanding at the end of such month. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include dealers of the Trusts.

Subsequent to the initial offering period, First Trust Advisors L.P., in its capacity as the Evaluator for the Trusts, will receive a fee as indicated in the "Summary of Essential Information." The Trustee pays certain expenses of each Trust for which it is reimbursed by such Trust. The Trustee will receive for its ordinary recurring services to each Trust an annual fee set forth in each "Summary of Essential Information," which is based upon the largest aggregate number of Units of each Trust outstanding at any time during the year. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee's and the above described fees are payable from the Income Account of a Trust to the extent funds are available and then from the Capital Account of such Trust. Since the Trustee has the use of the funds being held in the Capital and Income Accounts for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds. However, the Trustee may bear from its own resources certain expenses relating to a Trust, including organization costs and brokerage commissions.

Each of the above mentioned fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisor services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliate of supplying such services in such year.


Expenses incurred in establishing the Trusts, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust's portfolio and the initial fees and expenses of the Trustee and any other out-of-pocket expenses, will be paid by each Trust and charged off over a period not to exceed the life of the Trusts (approximately five years). The following additional charges are or may be incurred by a Trust: all legal and annual auditing expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of such Trust; all taxes and other government charges imposed upon the Securities or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on each Trust. In addition, the Trustee is empowered to sell Equity Securities in a Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of such Trust. Since the Equity Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet such Trust expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"


The Indenture requires each Trust to be audited on an annual basis at the expense of such Trusts by independent auditors selected by the Sponsor. So long as the Sponsor is making a secondary market for the Units, the Sponsor is required to bear the cost of such annual audits to the extent such cost exceeds $0.0050 per Unit. Unit holders of a Trust covered by an audit may obtain a copy of the audited financial statements upon request.

What is the Federal Tax Status of Unit Holders?

Grantor Trust

The following applies only to America's Leading Brands Growth Trust, Series 1, American Financial Services Growth Trust, Series 2, American Healthcare Growth Trust, Series 2 and American Technology Growth Trust, Series 5, each of which is organized as a grantor trust for federal tax purposes. This is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unit holders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trusts.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:


1. Each Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of each of the assets of a Trust under the Code; and the income of each Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received his pro rata share of the income derived from each Equity Security when such income is considered to be received by a Trust.



2. Each Unit holder will be considered to have received all of the dividends paid on his or her pro rata portion of each Equity Security when such dividends are received by a Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unit holders will be taxed in this manner regardless of whether distributions from such Trust are actually received by the Unit holder.



3. Each Unit holder will have a taxable event when a Trust disposes of an Equity Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unit holder (except to the extent an In-Kind distribution of stocks is received by such Unit holder as described below). The price a Unit holder pays for his Units is allocated among his pro rata portion of each Equity Security held by a Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unit holder purchases his Units) in order to determine his tax basis for his pro rata portion of each Equity Security held by such Trust. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to an Equity Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceed such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unit holder has held his Units for more than one year.




4. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital gain except in the case of a dealer or a financial institution and will be long-term if the Unit holder has held his Units for more than one year (the date on which the Units are acquired (i.e., the trade date) is excluded for purposes of determining whether the Units have been held for more than one year). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution) and, in general, will be long-term if the Unit holder has held his Units for more than one year. Unit holders should consult their tax advisers regarding the recognition of such capital gains and losses for Federal income tax purposes.




Deferred Sales Charge. Generally, the tax basis of a Unit holder includes sales charges, and such charges are not deductible. A portion of the sales charge for a Trust is deferred. It is possible that for federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unit holder subject to limitations on the deduction of investment interest. In such a case, the non-interest portion of the deferred sales charge would be added to the Unit holder's tax basis in his or her Units. The deferred sales charge could cause the Unit holder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unit holder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unit holders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.



Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unit holders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.


It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

Limitations on Deductibility of a Trust's Expenses by Unit Holders. Each Unit holder's pro rata share of each expense paid by a Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by such Unit holder. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation.


Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when an Equity Security is disposed of by a Trust or if the Unit holder disposes of a Unit. For taxpayers other than corporations, net capital gains (which is defined as net long-term capital gain over net short-term capital loss for a taxable year) are subject to a maximum stated marginal tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.


The Revenue Reconciliation Act of 1993 (the "Tax Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If the Unit holder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all assets of a Trust involved including his pro rata portion of all the Equity Securities represented by the Unit.

Special Tax Consequences of In-Kind Distributions Upon Redemption of Units or Termination of a Trust. As discussed in "Rights of Unit Holders-How are Income and Capital Distributed?", under certain circumstances a Unit holder who owns at least 2,500 Units of a Trust may request an In-Kind Distribution upon the redemption of Units or the termination of the Trust. The Unit holder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unit Holders-How are Income and Capital Distributed?" As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unit holder is considered as owning a pro rata portion of each of a Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution will result in a Unit holder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unit holder receives cash in addition to Equity Securities. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation. A Unit holder will not recognize gain or loss if a Unit holder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by a Trust. However, if a Unit holder also receives cash in exchange for a fractional share of an Equity Security held by a Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his tax basis in such fractional share of an Equity Security held by a Trust.

Because a Trust will own many Equity Securities, a Unit holder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by a Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unit holder with respect to each Equity Security owned by a Trust. Unit holders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.

Computation of the Unit Holder's Tax Basis. Initially, a Unit holder's tax basis in his Units will generally equal the price paid by such Unit holder for his Units. The cost of the Units is allocated among the Equity Securities held in a Trust in accordance with the proportion of the fair market values of such Equity Securities as of the valuation date nearest the date the Units are purchased in order to determine such Unit holder's tax basis for his pro rata portion of each Equity Security.

A Unit holder's tax basis in his Units and his pro rata portion of an Equity Security held by a Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by a Trust which are not taxable as ordinary income as described above.


General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the

Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.


Unit holders will be notified annually of the amounts of dividends includable in the Unit holder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.

Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Why are Investments in the Trusts Suitable for Retirement Plans?"

The foregoing discussion relates only to the tax treatment of United States Unit holders; Unit holders may be subject to foreign, state and local taxation. Unit holders should consult their tax advisers regarding potential state or local taxation with respect to the Units.

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of such Trusts will be treated as the income of the Unit holders thereof.

Regulated Investment Company

The following discussion applies only to REIT Growth & Income Trust, Series 1, which is structured to qualify as a regulated investment company for federal tax purposes.

REIT Growth & Income Trust, Series 1, which is an association taxable as a corporation under the Internal Revenue Code, intends to qualify on a continuing basis for special federal income tax treatment as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). If the Trust so qualifies and timely distributes to Unit holders 90% or more of its taxable income (without regard to its net capital gain, i.e., the excess of its long-term capital gain over its net short-term capital loss), it will not be subject to Federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to Unit holders. In addition, to the extent the Trust distributes to Unit holders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies." The Trust intends to timely distribute its taxable income (including any net capital gains) to avoid the imposition of Federal income tax or the excise tax.

In any taxable year of the Trust, the distributions of the Trust's income, other than distributions which are designated as capital gain dividends, will be taxable as ordinary income to the Unit holders. To the extent that distributions to a Unit holder in any year exceed the Trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce the Unit holder's basis in his Units, and to the extent that they exceed his basis, will be treated as a gain from the sale of his Units as discussed below. Distributions from the Trust will not be eligible for the dividends received deduction for corporations. Although distributions generally will be treated as distributed when paid, distributions declared in October, November or December, payable to Unit holders of record on a specified date in one of those months and paid during January of the following year will be treated as having been distributed by the Trust (and received by the Unit holders) on December 31 of the year such distributions are declared.

Distributions of the Trust's net capital gain which are properly designated as capital gain dividends by the Trust will be taxable to Unit holders as long-term capital gain, regardless of the length of time the Units have been held by a Unit holder. A Unit holder may recognize a taxable gain or loss if the Unit holder sells or redeems his Units. Any gain or loss arising from (or treated as arising from) the sale or redemption of Units will generally be a capital gain or loss, except in the case of a dealer or financial institution. For taxpayers other than corporations, net capital gains are presently subject to a maximum stated marginal tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. A capital loss is long-term if the asset is held for more than one year and short-term if held for one year or less.

If a Unit holder holds Units for six months or less and subsequently sells such Units at a loss, the loss will be treated as a long-term capital loss to the extent that any long-term capital gain distribution is made with respect to such Units during the six-month period or less that the Unit holder owns the Units. Distributions in partial liquidation reflecting the proceeds of prepayments, redemptions, maturities (including monthly mortgage payments of principal) or sales of Securities (exclusive of net capital gain) will not be taxable to Unit holders of such Trust to the extent that they represent a return of capital for tax purposes. The portion of distributions which represents a return of capital will, however, reduce a Unit holder's basis in his Units, and to the extent they exceed the basis of his Units will be taxable as a capital gain.


Generally, the tax basis of a Unit holder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. It is possible that for federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unit holder subject to limitations on the deduction of investment interest. In such a case, the non-interest portion of the deferred sales charge would be added to the Unit holder's tax basis in his or her Units. In any case, the income (or proceeds from redemption) a Unit holder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unit holders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.


The "Revenue Reconciliation Act of 1993" (the "Tax Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisors regarding the potential effect of this provision on their investment in Units.

Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by the Trust as long as the Units of the Trust are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the Units of the Trust are held by fewer than 500 persons, additional taxable income may be realized by the individual and Unit holders in excess of the distributions received from the Trust.

Each Unit holder of the Trust shall receive an annual statement describing the tax status of the distributions paid by the Trust.

Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisors.

As discussed in "Rights of Unit holders-How May Units be Redeemed?", under certain circumstances a Unit holder who owns at least 2,500 Units may request an In Kind Distribution upon the redemption of Units or the termination of the Trust. Unit holders electing an In Kind Distribution of shares of the Securities should be aware that the exchange is subject to taxation and Unit holders will recognize gain or loss based on the value of the Securities received.

A Unit holder who is a foreign investor (i.e., an investor other than a United States citizen or resident or a United States corporation, partnership, estate or trust) should be aware that, generally, subject to applicable tax treaties, distributions from the Trust which constitute dividends for Federal income tax purposes (other than dividends which the Trust designates as capital gain dividends) will be subject to United States income taxes, including withholding taxes. However, distributions received by a foreign investor from the Trust that are designated by the Trust as capital gain dividends should not be subject to United States Federal income taxes, including withholding taxes, if all of the following conditions are met: (i) the capital gain dividend is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year, and (iii) the foreign investor provides all certification which may be required of his status (foreign investors may contact the Sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisors with respect to United States tax consequences of ownership of Units. Units in the Trust and Trust distributions may also be subject to state and local taxation and Unit holders should consult their tax advisors in this regard.

The federal tax status of each year's distributions will be reported to Unit holders and to the Internal Revenue Service. The foregoing discussion relates only to the federal income tax status of the Trust and to the tax treatment of distributions by the Trust to United States Unit holders. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisors. Units in the Trust and Trust distributions may also be subject to state and local taxation and Unit holders should consult their tax advisor in this regard.

Investment in the Trust may be particularly well suited for purchase by funds and accounts of individual investors that are exempt from Federal income taxes such as Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. (See "Why are Investments in the Trust Suitable for Retirement Plans?")

Why are Investments in the Trusts Suitable for Retirement Plans?

Units of the Trusts may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

                                PORTFOLIO

What are Equity Securities?

The Trusts consist of different issues of Equity Securities which are listed on a national securities exchange or the NASDAQ National Market System or traded in the over-the-counter market. See "What are the Equity Securities Selected for America's Leading Brands Growth Trust, Series 1?," "What are the Equity Securities Selected for American Financial Services Growth Trust, Series 2?," "What are the Equity Securities Selected for American Healthcare Growth Trust, Series 2?," "What are the Equity Securities Selected for REIT Growth & Income Trust, Series 1?" and "What are the Equity Securities Selected for American Technology Growth Trust, Series 5?" for a general description of the companies.

Risk Factors. An investment in Units of the Trusts should be made with an understanding of the problems and risks such an investment may entail.

America's Leading Brands Growth Trust, Series 1. An investment in Units of America's Leading Brands Growth Trust, Series 1 should be made with an understanding of the problems and risks inherent in the consumer products industry in general. These include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign companies), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A continuing weak economy with its consequent effect on consumer spending would have an adverse effect on the industry. Other factors of particular relevance to the profitability of the industry are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

American Financial Services Growth Trust, Series 2. An investment in Units of American Financial Services Growth Trust, Series 2 should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Equity Securities in the Trust's portfolio cannot be predicted with certainty. Periodic efforts by recent Administrations to introduce legislation broadening the ability of banks to compete with new products have not been successful, but if enacted could lead to more failures as a result of increased competition and added risks. Failure to enact such legislation, on the other hand, may lead to declining earnings and an inability to compete with unregulated financial institutions. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Starting in mid-1997, banks would be allowed to turn existing banks into branches, though states could pass laws to permit interstate branch banking before then. Consolidation is likely to continue in both cases. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Equity Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Equity Securities or whether such approvals, if necessary, will be obtained.

American Healthcare Growth Trust, Series 2. An investment in Units of American Healthcare Growth Trust, Series 2 should be made with an understanding of the problems and risks inherent in the healthcare industry in general. Healthcare companies involved in Advanced Medical Devices and Instruments, Drugs and Biotech, Healthcare/Managed Care, Hospital Management/Health Services and Medical Supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products until the late 1990s or later. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the healthcare and medical services sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Equity Securities in the Trust.

REIT Growth & Income Trust, Series 1. An investment of Units of the REIT Growth & Income Trust, Series 1 should be made with an understanding of the many factors which may have an adverse impact on the credit quality of the real estate industry. Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. REITs are differentiated by the types of real estate properties held and the actual geographic location of properties and fall into two major categories: equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests, while mortgage REITs concentrate on real estate financing, holding their assets primarily in mortgages secured by real estate. As of the Initial Date of Deposit, the Trust contains only equity REITs. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distribute at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Equity Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in the Trust.

The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates. Equity REITs are less likely to be affected by interest rate fluctuations than mortgage REITs and the nature of the underlying assets of an equity REIT may be considered more tangible than that of a mortgage REIT. Equity REITs are more likely to be adversely affected by changes in the value of the underlying property it owns than mortgage REITs.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary. In an effort to reduce the impact of the risks discussed above, the Sponsor has selected REITs that are diversified among various real estate sectors and geographic locations.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trust.

American Technology Growth Trust, Series 5. The American Technology Growth Trust, Series 5 concentrates its Equity Securities in the technology industry and, as a result, the value of the Units of the Trust may be susceptible to factors affecting the technology industry.

Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer-related equipment, computer networks, communications systems, telecommunications products, electronic products and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Equity Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Equity Securities will be able to respond timely to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Equity Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Equity Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Equity Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Equity Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the securities in the Trust.

General. Each Trust consists of such Equity Securities listed under the "Schedule of Investments" for each Trust as may continue to be held from time to time in the Trust and any additional Equity Securities acquired and held by the Trusts pursuant to the provisions of the Trust Agreement, together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in a Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.

Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Although the Portfolio is not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in such Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). See "How May Equity Securities be Removed from a Trust?" Equity Securities, however, will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation.

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, a Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions, and the value of a Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.

An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. The past market and earnings performance of the Equity Securities included in the Trusts is not predictive of their future performance. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by a Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in the Portfolio may be expected to fluctuate over the life of a Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Unit holders will be unable to dispose of any of the Equity Securities in a Portfolio, as such, and will not be able to vote the Equity
Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

What are the Equity Securities Selected for America's Leading Brands Growth Trust, Series 1?

APPAREL MANUFACTURERS

St. John Knits, Inc., headquartered in Irvine, California, is a leading designer, manufacturer and marketer of women's clothing and accessories, sold principally under the St. John and Griffith & Gray trade names.

Tommy Hilfiger Corporation, headquartered in Kowloon, Hong Kong, through its subsidiaries, designs, sources and markets classic American sportswear for men and boys and is committed to providing consumers a broad selection of the highest quality, designer merchandise for the best value. Through a range of strategic licensing agreements, the company is expanding its product lines to offer a broader range of apparel, accessories and footwear for men, women and children. The company's products can be found in leading department and specialty stores throughout the United States, Canada, Mexico, Japan, and Central and South America.

BEVERAGES

Coca-Cola Company, headquartered in Atlanta, Georgia, is the world's largest beverage company and the leading producer and marketer of soft drinks. Through the world's largest distribution system, consumers in nearly 200 countries enjoy the company's products at a rate of more than 834 million servings each day.

PepsiCo, Inc., headquartered in Purchase, New York, operates on a worldwide basis in the soft drink, snack food and restaurant business segments. Some of the company's products include "Pepsi-Cola," "Slice" and "Mountain Dew" soft drinks and "Frito-Lay" snack foods. The company also operates "Pizza Hut," "Taco Bell" and "Kentucky Fried Chicken" restaurants worldwide.

ENTERTAINMENT

Disney (Walt) Company, headquartered in Burbank, California, is a diversified international entertainment company. The company, through its subsidiaries, owns and operates theme parks and resorts, film studios, television networks, radio networks, cable networks, newspapers and magazines and markets consumer products.

FOOD

H.J. Heinz Company, headquartered in Pittsburgh, Pennsylvania, is one of the world's leading food processors and purveyors of nutritional services. Its 50 affiliates operate in some 200 countries, offering more than 4,000 products. Among the company's famous brands are "Heinz," "Star-Kist," "Ore-Ida," "9-Lives," "Weight Watchers," "Wattie's," "Plasmon," "Farley's," "The Budget Gourmet," "Earth's Best," "Ken-L Ration," "Kibbles `n Bits," "Orlando," "Olivine" and "Guloso."

Sara Lee Corporation, headquartered in Chicago, Illinois, a global food and consumer products company with $18.6 billion in sales, markets a wide variety of products under leading brand names, including "Sara Lee," "Ball Park," "Hillshire Farm," "Jimmy Dean," "Douwe Egberts," "Hanes," "Hanes Her Way," "L'eggs," "Bali," "Playtex," "Champion," "Coach," "Dim" and "Kiwi."

Tootsie Roll Industries, Inc., headquartered in Chicago, Illinois, produces and distributes candy. The company manufactures candy under the brand names "Tootsie Roll," "Cella's," "Mason" and "Bonomo." The company sells its products to wholesale distributors, supermarkets, variety and drug chains and fund raising organizations in the United States, Canada and Mexico. Tootsie Roll Industries also owns Charms Company, a lollipop producer.

HOUSEHOLD PRODUCTS

Clorox Company, headquartered in Oakland, California, develops, manufactures and sells grocery store products both domestically and internationally. The company's product lines include laundry additives, home cleaning products, cat litter and insecticides, charcoal grill products and salad dressings and sauces. Clorox Company also produces products for the janitorial, institutional and food service industries.

Colgate-Palmolive Company, headquartered in New York, New York, is a leading global consumer products company focused on oral care, personal care, household care, fabric care and pet nutrition. The company sells its quality products in 212 countries and territories under such internationally recognized brand names as "Colgate," "Palmolive,"
"Mennen," "Kolynos," "Ajax," "Soupline," "Suavital" and "Fab," as well as "Hill's Science Diet" and "Hill's Prescription Diet" pet foods.

Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures and distributes household products. Its laundry and cleaning, personal care and food and beverage segments are distributed primarily through grocery stores and other retail outlets. Products of the pulp and chemicals segment are sold directly to the users. The company's products are sold throughout the United States and abroad.

Ralston Purina Company, headquartered in St. Louis, Missouri, is the world's largest producer of dry dog and dry and soft-moist cat foods, which are marketed under the Purina brand name; the world's largest manufacturer of dry cell battery products, including "Eveready" and "Energizer" brand products; and a major producer of dietary soy protein, fiber food ingredients, polymer products and, outside the United States, of feeds for livestock and poultry.

MEDICAL SUPPLIES

Johnson & Johnson, headquartered in New Brunswick, New Jersey, is the world's largest and most comprehensive manufacturer of healthcare products serving the consumer, pharmaceutical, diagnostic and professional markets. Johnson & Johnson has 164 operating companies in 50 countries around the world, selling products in more than 175 countries.

PHARMACEUTICALS

American Home Products Corporation, headquartered in Madison, New Jersey, is one of the world's largest research-based pharmaceutical and health care products companies and is a leading developer, manufacturer and marketer of prescription drugs and over-the-counter medications. It is also a leader in vaccines, biotechnology, animal health care, medical devices and crop protection products.

Bristol-Myers Squibb Company, headquartered in New York, New York, is a diversified, research-based health and personal care company whose principal businesses are pharmaceuticals, consumer products and nutritional and medical devices. It is a leading maker of innovative therapies for cardiovascular, metabolic and infectious diseases, central nervous system and dermatological disorders, and cancer. The company is also a leader in consumer medicines, orthopedic devices, ostomy care, wound management, nutritional supplements, infant formulas and hair and skin care products.

Schering-Plough Corporation, headquartered in Madison, New Jersey, is a research-based company engaged in the discovery, development, manufacturing and marketing of pharmaceutical and health care products worldwide.

RECREATION

Callaway Golf Company, headquartered in Carlsbad, California, designs, develops, manufactures and markets innovative golf clubs to both skilled and average golf players. The company also offers golf-related equipment and supplies manufactured by other companies bearing the Callaway trademark, including golf bags, golf balls, head covers, travel bags and other accessories.

Carnival Corporation, headquartered in Miami, Florida, is comprised of Carnival Cruise Lines, the world's largest cruise line based on passengers carried, Holland America Line, Windstar Cruises and Seabourn Cruise Line, which combined operate 25 ships in the Caribbean, Alaska and other worldwide destinations.

Harley-Davidson, Inc., headquartered in Milwaukee, Wisconsin, the only major American-based motorcycle manufacturer, produces heavyweight motorcycles and a complete line of motorcycle parts and accessories. Eaglemark Financial Services, a subsidiary of the company, provides wholesale and retail financing, insurance and credit card programs to Harley-Davidson dealers and customers and similar programs for other leisure products manufacturers.

RESTAURANTS

McDonald's Corporation, headquartered in Oak Brook, Illinois, is the largest and best-known global food service retailer, with more than 20,000 restaurants in 101 countries.

Outback Steakhouse, Inc., headquartered in Tampa, Florida, operates 354 Outback Steakhouse and 39 Carrabba's Italian Grill restaurants in 33 states.

RETAIL

Gap, Inc., headquartered in San Francisco, California, operates over 1,800 stores in the United States, Canada, the United Kingdom, France, Japan and Germany. Gap, Inc. sells casual clothing and accessories for men, women and children under the names: Gap, GapKids, babyGap, Banana Republic and Old Navy Clothing Co.

TOBACCO

Philip Morris Companies Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods, with 1995 revenues of more than $64 billion. It has five principal operating companies: Kraft Foods, Inc.; Miller Brewing Company; Philip Morris International Inc.; Philip Morris U.S.A. and Philip Morris Capital Corp.

TOILETRIES/COSMETICS

The Gillette Company, headquartered in Boston, Massachusetts, is the world leader in blades and razors. The company holds a major position in sales of toiletries and is the world's top seller of writing instruments with its Paper Mate, Parker and Waterman lines. Among the company's subsidiaries, Braun is the leading marketer of electric shavers and small appliances; Oral-B is a leading seller of toothbrushes and oral care products; and Jafra is a highly successful international skin care and cosmetic products direct-selling company.

TOYS

Mattel, Inc., headquartered in El Segundo, California, is the worldwide leader in the design, manufacture and marketing of children's toys. The company has offices and facilities in 36 foreign countries and sells its products in more than 140 nations throughout the world.

What are the Equity Securities Selected for American Financial Services Growth Trust, Series 2?

CREDIT CARDS

Advanta Corporation, headquartered in Spring House, Pennsylvania, is a rapidly growing consumer financial services enterprise. The company serves consumers and small businesses through high quality, innovative offerings of credit cards, mortgages, leases, insurance and deposit products.

Capital One Financial Corporation, headquartered in Falls Church, Virginia, is a financial services company whose principal subsidiaries, Capital One Bank, and Capital One, F.S.B., offer consumer lending products. The company's subsidiaries collectively had 8.2 million customers and $12.1 billion in managed loans outstanding at September 30, 1996, and are among the largest providers of MasterCard and Visa credit cards in the United States.

First USA, Inc., headquartered in Dallas, Texas, is a financial services company specializing in the credit card business and is among the largest providers of Visa and MasterCard services in the nation. First USA, Inc.'s two principal operating units are First USA Bank and First USA Paymentech, Inc. First USA Bank provides Visa and MasterCard services nationwide and had approximately 14 million credit cards issued with $18.3 billion in managed loans outstanding at March 31, 1996. First USA Paymentech, Inc. processed $24.6 billion in credit card sales and 446 million items during calendar year 1995.

MBNA Corporation, headquartered in Wilmington, Delaware, a bank holding company and parent of MBNA America Bank, N.A., has $34.7 billion in managed loans. MBNA Corporation is the country's second largest lender through bank credit cards and also provides retail deposit, consumer loan, insurance, and card acceptance services.

MAJOR REGIONAL BANKS

First Chicago NBD Corporation, headquartered in Chicago, Illinois, with assets of $106.7 billion, is the ninth largest U.S. bank holding company and the Midwest's number one provider of financial products and services to consumers, middle market companies and large corporations. It is a leader in electronic banking, including telephone and on-line services.

Firstar Corporation, headquartered in Milwaukee, Wisconsin, is a $19.9 billion financial services company which provides banking, trust, insurance, securities brokerage and other financial services through 250 banking offices in Wisconsin, Iowa, Minnesota, Illinois, Arizona and Florida, and an extensive correspondent banking network in the Upper Midwest.

First Union Corporation, headquartered in Charlotte, North Carolina, is the nation's sixth largest bank holding company with assets of approximately $134 billion as of September 30, 1996. The company is a full financial services provider, serving more than 12 million retail and corporate customers throughout the East Coast.

NationsBank Corporation, headquartered in Charlotte, North Carolina, provides financial products and services nationally and internationally to individuals, businesses, corporations, institutional investors and government agencies. NationsBank Corporation had total assets of $188 billion at September 30, 1996, ranking it as the fifth largest U.S. banking company.

Northern Trust Corporation, headquartered in Chicago, Illinois, is a bank holding company and one of the country's largest trust institutions with subsidiaries in Texas, Illinois, Florida, Georgia, Arizona, New York and California, as well as offices in Toronto, London, Hong Kong and Singapore. Total assets of the corporation were $21 billion and trust assets under administration were $722.7 billion as of September 30, 1996.

Norwest Corporation, headquartered in Minneapolis, Minnesota, is a $78.4 billion financial services company providing banking, insurance, investments, mortgage and consumer finance throughout the United States, Canada, the Caribbean, Central America and elsewhere internationally.

Regions Financial Corporation, headquartered in Birmingham, Alabama, is a multi-bank regional holding company providing banking and bank-related services in the fields of mortgage banking, credit-related insurance and securities brokerage. The company operates more than 370 banking offices in Alabama, Florida, Georgia, Louisiana and Tennessee. The company currently has seven pending acquisitions.

SouthTrust Corporation, headquartered in Birmingham, Alabama, currently operates more than 500 offices in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina and Tennessee. The company offers a complete line of banking and other related financial services to commercial and retail customers.

MONEY CENTER BANKS

BankAmerica Corporation, headquartered in San Francisco, California, and its consolidated subsidiaries, provide diverse financial products and services to individuals, businesses, government agencies, and financial institutions throughout the world.

Citicorp, headquartered in New York, New York, the parent of Citibank, provides a broad range of financial services worldwide. The company's operations include commercial, mortgage and investment banking, trust services, consumer finance and credit card services.

MORTGAGE FINANCE

Aames Financial Corporation, headquartered in Los Angeles, California, is a leading home equity lender and currently operates 52 Aames Home Loan offices in 18 states throughout the United States. Its wholly-owned subsidiary, One Stop Mortgage, Inc., operates in 26 states out of 28 offices.

Countrywide Credit Industries, Inc., headquartered in Pasadena,
California, originates, purchases, sells and services loans for single-family homes through its primary subsidiary, Countrywide Home Loans, Inc. The company has more than 350 offices across the nation.

REGIONAL AND LOCAL BANKS/THRIFTS

Anchor Bancorp Wisconsin, Inc., headquartered in Madison, Wisconsin, through AnchorBank, SSB, offers banking services from 33 full-service offices and three loan origination offices in southern and western Wisconsin.

Charter One Financial, Inc., headquartered in Cleveland, Ohio, is a holding company for Charter One Bank. With approximately $14 billion in total assets, Charter One Bank is one of the largest thrifts in the country. The bank has 172 branch locations: 94 branches in Ohio operating under the name Charter One Bank and 78 branches in Michigan operating under the name First Federal of Michigan.

Commerce Bancorp, Inc., headquartered in Cherry Hill, New Jersey, is a $2.8 billion multi-bank holding company with 59 banking offices.

D&N Financial Corporation, headquartered in Hancock and Troy, Michigan, has 48 financial services offices in southeast Michigan, mid-Michigan and the Upper Peninsula. Its wholly-owned subsidiary, D&N Bank, is the second largest savings bank headquartered in Michigan, based on asset size.

First Financial Corporation, headquartered in Stevens Point, Wisconsin, is the holding company for First Financial Bank, one of the nation's largest savings banks. The corporation has total assets of $5.6 billion and operates 128 consumer banking offices throughout Wisconsin and Illinois.

1st United Bancorp, headquartered in Boca Raton, Florida, operates 31 full-service bank branches in Palm Beach, southern Martin, northern Broward and throughout Brevard counties, and is the largest community bank in Palm Beach County, Florida. The company has over $520 million in assets and $49 million in capital.

TR Financial Corporation, headquartered in Garden City, New York, is the holding company for Roosevelt Savings Bank, which services its customers from 15 full-service banking facilities located throughout Nassau, Suffolk, Brooklyn and Queens, New York.

SPECIALTY FINANCE

Green Tree Financial Corporation, headquartered in St. Paul, Minnesota, is a highly diversified financial services company with a loan portfolio of $18.0 billion at September 30, 1996. It serves its manufactured housing, home improvement, consumer, commercial, equipment, mortgage and retail service customers through approximately 170 locations.

Mercury Finance Company, headquartered in Lake Forest, Illinois, is the largest independent financier of previously owned automobiles in the United States. Its operating subsidiaries serve a network of over 5,500 new and used car dealers through its 276 neighborhood offices in 28 states. The company also makes direct cash loans and offers credit insurance to its customers.

What are the Equity Securities Selected for American Healthcare Growth Trust, Series 2?

ADVANCED MEDICAL DEVICES AND INSTRUMENTS

Boston Scientific Corporation, headquartered in Natick, Massachusetts, is a worldwide developer, manufacturer and marketer of medical devices. The company's products are used in a broad range of interventional medical specialties.

Guidant Corporation, headquartered in Indianapolis, Indiana, is a leader in the medical device industry providing innovative, cost-effective products and services to the global cardiology and minimally invasive surgery marketplaces.

Medtronic, Inc., headquartered in Minneapolis, Minnesota, is the world's leading medical technology company specializing in implantable and invasive therapies. Its drug delivery business develops and markets implantable devices and therapies that treat neurological disorders and pain.

Nellcor Puritan Bennett Inc., headquartered in Pleasanton, California, is the worldwide leader in monitoring, diagnosing and treating respiratory-impaired patients.

St. Jude Medical, Inc., headquartered in St. Paul, Minnesota, develops, manufacturers and distributes medical devices for the global cardiovascular market. The company serves patients and its physician customers worldwide with the highest quality products and services including heart valves, cardiac rhythm management systems, specialty catheters and other cardiovascular devices.

DRUGS/BIOTECH

American Home Products Corporation, headquartered in Madison, New Jersey, is one of the world's largest research-based pharmaceutical and healthcare products companies and is a leading developer, manufacturer and marketer of prescription drugs and over-the-counter medications. It is also a leader in vaccines, biotechnology, animal health care, medical devices and crop protection products.

Amgen, Inc., headquartered in Thousand Oaks, California, is a global biotechnology company that discovers, develops, manufactures and markets human therapeutics based on advanced cellular and molecular biology.

Merck & Company, Inc., headquartered in Whitehouse Station, New Jersey, is a leading research-driven pharmaceutical products and services company. It discovers, develops, manufactures and markets a broad range of innovative products to improve human and animal health. Merck-Medco

Managed Care manages pharmacy benefits for employers, insurers and other plan sponsors, encouraging the appropriate use of medicines and providing health management programs. Through these complementary capabilities, Merck works to improve quality of life and contain overall healthcare costs.

Pfizer, Inc., headquartered in New York, New York, is a research-based, diversified healthcare company with global operations. The company reported sales of more than $10 billion in 1995 and expects to spend a significant amount on research and development in 1997.

Schering-Plough Corporation, headquartered in Madison, New Jersey, is a research-based company engaged in the discovery, development, manufacturing and marketing of pharmaceutical and healthcare products worldwide.

HEALTHCARE/MANAGED CARE

HealthCare COMPARE Corporation, headquartered in Downers Grove,
Illinois, is a major managed care organization with the largest integrated Preferred Provider Organization (PPO) network in the nation. The company provides full-service medical cost management services to corporate employers, government employee groups, unions, third-party administrators, group health and workers' compensation insurance carriers.

Oxford Health Plans, Inc., headquartered in Norwalk, Connecticut, is one of the fastest growing health plans in the country with more than 1.32 million members. The company's product lines include traditional health maintenance organizations, point-of-service plans, third-party administration of employer funded benefit plans, Medicare and Medicaid plans, and dental plans.

PhyCor, Inc., headquartered in Nashville, Tennessee, is a physician practice management company that operates multi-specialty clinics and manages independent practice associations (IPAs). The company currently operates 43 clinics with approximately 2,930 physicians in 25 states and manages IPAs with over 8,700 physicians in 15 markets.

United Healthcare Corporation, headquartered in Minnetonka, Minnesota, is a national leader in healthcare management, serving purchasers, consumers, managers and providers of healthcare since 1974. The company serves over 40 million individuals through a broad continuum of healthcare products and services.

HOSPITAL MANAGEMENT/HEALTH SERVICES

Columbia/HCA Healthcare Corporation, headquartered in Nashville,
Tennessee, is the nation's largest provider of healthcare services with more than 347 hospitals, 133 surgery centers and 560 home health locations in 37 states, England and Switzerland.

Genesis Health Ventures, Inc., headquartered in Kennett Square, Pennsylvania, is a leader in the healthcare industry and was founded in 1985 to redefine how America cares for the elderly, using a coordinated, comprehensive approach that helps older adults define and live a full life. The company has established Genesis ElderCareSM Networks in five major metropolitan markets in the eastern United States and currently serves more than 75,000 customers.

Health Management Associates, Inc., headquartered in Naples, Florida, is a major operator of general acute care hospitals in communities situated primarily in the Southeast and Southwest. The company will now operate 26 facilities in 11 states with a total of 3,078 beds.

HEALTHSOUTH Corporation, headquartered in Birmingham, Alabama, is the nation's largest provider of outpatient surgery and rehabilitative healthcare services, with over 1,000 locations in 48 states.

Lincare Holdings, Inc., headquartered in Clearwater, Florida, is one of the nation's largest providers of oxygen and other respiratory therapy services to patients in the home. The company provides services and equipment to over 105,000 customers in 37 states through 255 operating centers.

Vencor, Inc., headquartered in Louisville, Kentucky, operates an integrated, long-term healthcare network consisting of 38 long-term acute care hospitals and 313 nursing centers, 50 institutional and retail pharmacies and, through its Atria operations, 21 independent and assisted living communities. The company also provides contract subacute, rehabilitation and respiratory therapy services to approximately 2,200 nursing and subacute centers.

MEDICAL SUPPLIES

Abbott Laboratories, headquartered in Abbott Park, Illinois, is a global, diversified healthcare company devoted to the discovery, development, manufacture and marketing of pharmaceutical, diagnostic, nutritional and hospital products.

Becton, Dickinson & Company, headquartered in Franklin Lakes, New
Jersey, manufactures and sells a broad range of medical supplies and devices and diagnostic systems for use by healthcare professionals, medical research institutes and the general public.

Cardinal Health, Inc., headquartered in Dublin, Ohio, is one of the country's leading healthcare service providers. The company provides an array of value-added pharmaceutical distribution services to a broad base of customers nationwide. Through a number of wholly-owned subsidiaries, the company also provides a variety of pharmaceutical-related products and services.

Invacare Corporation, headquartered in Elyria, Ohio, is the world's leading manufacturer and distributor of home medical equipment and mobility products for people with disabilities. The company has manufacturing facilities in the United States, Australia, Canada, Germany, France, Mexico, New Zealand, Portugal, Switzerland and the United Kingdom. The company's products are distributed worldwide through a network of more than 10,000 locations.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, is the world's largest and most comprehensive manufacturer of healthcare products serving the consumer, pharmaceutical, diagnostic and professional markets. Johnson & Johnson has 164 operating companies in 50 countries around the world, selling products in more than 175 countries.

What are the Equity Securities Selected for REIT Growth & Income Trust,
Series 1?

RETAIL

CBL & Associates Properties, Inc., headquartered in Chattanooga,
Tennessee, is a real estate investment trust which owns regional malls and community shopping centers, primarily in the Southeast and select markets in the northeastern United States.

Developers Diversified Realty Corporation, headquartered in Moreland Hills, Ohio, is a self-administered and self-managed real estate investment trust operating as a fully-integrated real estate company which develops, owns, leases and manages shopping centers and business centers.

Excel Realty Trust Inc., headquartered in San Diego, California, currently owns and manages properties that are primarily neighborhood and community shopping centers, anchored by major retail tenants, or single-tenant properties leased to major retail tenants. The company currently has more than 8.7 million square feet under management.

JDN Realty Corporation, headquartered in Atlanta, Georgia, is a real estate company specializing in the development and asset management of retail shopping centers anchored by value-oriented retailers. The company owns and operates 48 properties, containing approximately 6.1 million square feet of gross leasable area, located in nine states, primarily in the Southeast.


JP Realty, Inc., headquartered in Salt Lake City, Utah, is the leading owner/operator of retail shopping center properties throughout the Intermountain region of the United States. The company owns or has an interest in 44 properties, which consist of 11 enclosed regional malls, 24 anchored community centers, three free-standing retail properties and six mixed-use commercial/business properties, containing an aggregate of over 10 million square feet of gross leasable area in 10 western states.


Simon DeBartolo Group, Inc., headquartered in Indianapolis, Indiana, is a self-administered and self-managed real estate investment trust which, through its subsidiary partnerships, is engaged primarily in the ownership, development, management, leasing, acquisition and expansion of income-producing properties, primarily regional malls and community shopping centers. The company currently owns or has an interest in 185 properties which consist of existing regional malls, community shopping centers and specialty and mixed-use properties containing an aggregate of 113 million square feet of gross leasable area in 33 states.

MULTI-FAMILY

Equity Residential Properties Trust, headquartered in Chicago, Illinois, is a self-administered, self-managed equity real estate investment trust. Nationwide, the company owns 231 properties, consisting of 68,712 units, in 31 states.

Gables Residential Trust, headquartered in Atlanta, Georgia, is a vertically integrated real estate operating company known for its experienced capabilities in the management, development, acquisition and construction of luxury multi-family apartment communities in the southeastern and southwestern United States. The company currently owns 14,681 stabilized units and has an additional seven communities with 1,925 apartment homes under development or lease-up in the principal cities of Georgia, Texas and Tennessee.


Home Properties, headquartered in Rochester, New York, is a self-managed real estate investment trust which owns and manages 28 communities with 7,175 apartment units and one community containing 202 manufactured home sites. The company is the managing general partner of an additional 3,741 apartment units and manages 1,654 apartment units and approximately 1.6 million square feet of commercial space for other owners (primarily affiliates). The majority of the 12,570 total apartment units currently owned and/or managed by Home Properties are located throughout New York State.



Oasis Residential, Inc., headquartered in Henderson, Nevada, is a self-administered and self-managed real estate investment trust focused on the acquisition, development, ownership and operation of predominantly upscale apartment communities in Nevada and Colorado. The company currently operates a portfolio of 49 apartment communities encompassing 13,260 units.



Summit Properties, Inc., headquartered in Charlotte, North Carolina, is an established leader in the design, development and management of luxury apartment communities. The company is pursuing growth in its 10 primary markets with the objective of being the dominant provider of luxury apartment homes in these markets. The markets are primarily located in three areas of the Southeast: the I-85 Corridor connecting Atlanta, Charlotte and the Raleigh-Durham area; the greater Washington, D.C./Virginia area; and central and south Florida. Summit currently owns and operates 52 upscale apartment communities consisting of 12,110 apartment homes and has an additional 2,288 luxury apartments under construction in eight new communities.



United Dominion Realty Trust, Inc., headquartered in Richmond, Virginia, owns 56,000 apartment homes in 210 communities and is the largest real estate investment trust developer, owner and manager of apartments in the Sunbelt region of the United States.



Wellsford Residential Property Trust, headquartered in New York, New York, is a fully-integrated, self-administered equity REIT that owns and operates 75 multi-family communities containing 18,974 apartment units located in the Southwest and Pacific Northwest regions of the United States.


OFFICE/INDUSTRIAL

Cali Realty Corporation, headquartered in Cranford, New Jersey, is a self-administered, self-managed real estate investment trust providing leasing, management, acquisition, development, construction and tenant-related services for its portfolio. The company owns 58 properties, primarily class A office and office/flex buildings, totaling approximately 7.4 million square feet. All of the properties are located in New Jersey, New York and Pennsylvania.

Commercial Net Lease Realty, Inc., headquartered in Orlando, Florida, is an equity real estate investment trust investing in high-quality, freestanding commercial properties subject to long-term, net leases with major tenants. The company currently owns 188 properties in 31 states.

First Industrial Realty Trust, Inc., headquartered in Chicago, Illinois, is a fully integrated, self-advised real estate company that owns, manages, acquires and develops bulk warehouse and light industrial properties in 15 major markets in the central United States. The company's current portfolios of 367 in-service properties comprise 32.0 million square feet. With five properties representing approximately 886,000 square feet under development, the combined portfolio of 372 properties totals 32.9 million square feet.


Liberty Property Trust, headquartered in Malvern, Pennsylvania, is a self-administered real estate investment trust which owns and manages one of the largest portfolios of quality suburban industrial and office properties in the United States. A fully integrated real estate firm, the company develops, acquires, leases and manages a growing portfolio of properties in the Southeastern and Mid-Atlantic states. The company currently owns and operates 242 properties with more than 800 tenants in 19 million square feet of space.



TriNet Corporate Realty Trust, Inc., headquartered in San Francisco, California, is a real estate investment trust that acquires, owns and manages predominantly office and industrial properties that are net leased to corporations nationwide, including corporate headquarters and strategically important distribution facilities. The company's portfolio now consists of 79 properties comprising more than 12 million square feet in 23 states, all of which are fully leased by a diverse group of U.S. companies.


HEALTHCARE


Capstone Capital Corporation, headquartered in Birmingham, Alabama, is a real estate investment trust which currently owns, leases and provides mortgage financing for 65 healthcare related properties located in 14 states that are diversified as to operator, facility type and healthcare segment.


Health and Retirement Properties Trust, headquartered in Newton,
Massachusetts, is one of the largest publicly-traded REITs in the United States. The company has investments in 163 healthcare related properties, located in 28 states, which are leased to or operated by more than 30 separate companies.

Healthcare Realty Trust, Inc., headquartered in Nashville, Tennessee, has a current portfolio invested in income-producing healthcare real estate which consists of 79 properties, comprised of seven facility types, that are leased to or sponsored by 17 healthcare providers in 38 markets throughout the United States. The company is currently managing or developing 85 properties nationwide.

HOTEL

Equity Inns, Inc., headquartered in Memphis, Tennessee, is a real estate investment trust that owns and acquires premium brand, limited-service and extended-stay hotel properties throughout the United States. Upon closing of eight new acquisitions and one property under contract, the company's portfolio will comprise 57 hotels with an aggregate of 6,785 rooms, including 37 Hampton Inns, nine Residence Inns, four Holiday Inns, three Comfort Inns, three Homewood Suites and one Holiday Inn Express.

Hospitality Properties Trust, headquartered in Newton, Massachusetts, is a real estate investment trust which invests in hotels that are leased to unaffiliated hotel operating companies. The company currently has investments and commitments of approximately $857 million in 83 hotels located in 27 states.

RECREATION

National Golf Properties, Inc., headquartered in Santa Monica,
California, is a self-administered real estate investment trust and the largest publicly-traded company in the United States specializing in the acquisition and ownership of golf course properties. The company currently owns 115 golf courses which are geographically diversified among 27 states.

STORAGE


Storage Trust Realty, headquartered in Columbia, Missouri, is a fully-integrated, self-administered and self-managed real estate investment trust which owns and operates 164 self-storage properties in 18 states.


What are the Equity Securities Selected for American Technology Growth Trust, Series 5?

COMPUTERS

Compaq Computer Corporation, headquartered in Houston, Texas, is the fifth largest computer company in the world and the largest global supplier of personal computers, delivering useful innovation through products that connect people with people and people with information. The company is strategically organized to meet the current and future needs of its customers, offering Internet and enterprise computing solutions, networking products, commercial PC products and consumer PCs.

Dell Computer Corporation, headquartered in Austin, Texas, is the world's leading direct marketer of computer systems and one of the largest computer systems manufacturers in the world. The company designs and customizes products and services to end-user requirements and offers an extensive selection of peripherals and software through the DellWare (registered trademark) program.

Hewlett-Packard Company, headquartered in Palo Alto, California, is a leading global manufacturer of computing, communications and measurement products and services recognized for excellence in quality and support.

Sun Microsystems, Inc., headquartered in Mountain View, California, provides products and services that enable customers to build and maintain open network computing environments. Widely recognized as a proponent of open standards, the company is involved in the design, manufacture and sale of products, technologies and services for commercial and technical computing.

COMPUTER SERVICES

Electronic Data Systems Corporation, headquartered in Plano, Texas, is a leader in the global information services industry. The company's more than 95,000 employees specialize in applying a range of ideas and technologies to help business and government customers improve their economics, products, services and customer relationships.

First Data Corporation, headquartered in Hackensack, New Jersey, provides information processing services to financial institutions, merchants, insurance companies, healthcare providers, government agencies, public utilities and consumers throughout the United States, the United Kingdom, Australia and through its agent network to more than 120 countries around the world.

NETWORKING

3Com Corporation, headquartered in Santa Clara, California, has helped more than 42 million people gain access to critical information through high-speed networks. Designed to serve large enterprises, service providers, small offices and homes, the company's products provide a scalable architecture to meet the present and future connectivity needs of today's users. With research and development on three continents, the company is one of the data networking industry's largest and fastest growing companies.

Cabletron Systems, Inc., headquartered in Rochester, New Hampshire, is the recognized leader in providing high-performance intranet and Internet solutions, including remote access, LAN and ATM switches and advanced network and systems management software. Under its Synthesis product framework, the company markets products to businesses and consumers throughout the world, providing secure and reliable remote access and building, linking and managing all sizes of networks.

Cisco Systems, Inc., headquartered in San Jose, California, is the leading global supplier of enterprise internetworking solutions, including routers, LAN and ATM switches, dial-up access servers and network management software. These products, integrated by the Cisco IOS(tm) software, link geographically dispersed LANs, WANs and IBM networks.

U.S. Robotics Corporation, headquartered in Skokie, Illinois, is one of the world's leading suppliers of products and systems that provide access to information. The company designs, manufactures, markets and supports remote access servers, LAN switching equipment, desktop/mobile client products and modems, telephone products and handheld organizers. The company's products connect computers and other equipment over analog, digital and switched cellular networks, enabling users to gain access to, manage and share data, fax and voice information. Its customers include Internet service providers, regional Bell operating companies, inter-exchange carriers and a wide range of other large and small businesses, institutions and individuals.

SEMICONDUCTOR EQUIPMENT

Applied Materials, Inc., headquartered in Santa Clara, California, is the world's largest supplier of wafer fabrication systems and services to the global semiconductor industry.

Novellus Systems, Inc., headquartered in San Jose, California, manufactures, markets and services advanced automated wafer fabrication systems for the chemical vapor disposition (CVD) of thin films. All the company's CVD systems are designed to solve manufacturing cost problems for the worldwide semiconductor manufacturing industry.


Tencor Instruments, headquartered in Milpitas, California, is a recognized leader in the design and manufacture of innovative wafer defect inspection, software-based yield management, thin film measurement and metrology systems used in semiconductor manufacturing and related industries. The company has recently agreed to be acquired by KLA Instruments Corp.


SEMICONDUCTORS

Adaptec, Inc., headquartered in Milpitas, California, provides bandwidth management technologies for organizations building the global information infrastructure. Its high-performance I/O, connectivity and network products are incorporated into the systems and products of major computer and peripheral manufacturers.

Atmel Corporation, headquartered in San Jose, California, designs, develops, manufactures and markets on a worldwide basis Flash, EEPROMs and EPROMs, as well as programmable logic, microcontrollers and application-specific devices.

Intel Corporation, headquartered in Santa Clara, California, is the world's largest chip maker and also a leading manufacturer of personal computer, networking and communications products. Through innovative technologies, the company is committed to improving the Internet experience for PC consumers.

Maxim Integrated Products, Inc., headquartered in Sunnyvale, California, is a leading international supplier of quality analog products for applications that require real world signal processing.

Xilinx, Inc., headquartered in San Jose, California, is the world's largest supplier of programmable logic solutions comprising industry leading device architectures and world-class design software.

SOFTWARE

BMC Software, Inc., headquartered in Houston, Texas, is a worldwide developer and vendor of more than 100 software solutions for automating application and data management across host-based and open systems environments.

Computer Associates International, Inc., headquartered in Islandia, New York, is the world leader in mission-critical business software. The company develops, licenses and supports more than 500 integrated products that include enterprise computing and information management, application development, manufacturing and financial applications.

Microsoft Corporation, headquartered in Redmond, Washington, is the worldwide leader in software for personal computers. The company offers a wide range of products and services for business and personal use, each designed with the mission of making it easier and more enjoyable for people to take advantage of the full power of personal computing every day.

Oracle Corporation, headquartered in Redwood Shores, California, is the world's second largest software company and the largest supplier of software for information management. The company offers its database, tools and application products, along with related consulting, education and support services, in more than 90 countries around the world.

Parametric Technology Corporation, headquartered in Waltham, Massachusetts, is the CAD/CAM/CAE industry's leading supplier of software tools used to automate the mechanical development of a product from its conceptual design through its release into manufacturing. Worldwide, nearly 11,500 companies employ the company's integrated software technologies to reduce time to market, improve engineering processes and optimize product quality.

STORAGE

EMC Corporation, headquartered in Hopkinton, Massachusetts, is the world's leading supplier of enterprise-wide intelligent information storage and retrieval technology, designing systems for mainframe, open systems and midrange environments.

Seagate Technology, Inc., headquartered in Scotts Valley, California, is a leading data technology company providing products for storing, managing and accessing digital information. The company develops and manufactures some of the industry's most advanced information technologies, including disc and tape storage devices, magnetic recording heads and media, precision motors, data access and management software and microelectronics. The company is the largest independent disc drive and related components company in the world.

What are Some Additional Considerations for Investors?

Investors should be aware of certain other considerations before making a decision to invest in the Trusts.

The value of the Equity Securities will fluctuate over the life of a Trust and may be more or less than the price at which they were deposited in such Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these securities.

The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Security. In the event of a notice that any Equity Security will not be delivered ("Failed Contract Obligations") to a Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Equity Securities ("Replacement Securities"). Any Replacement Security will be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraph is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of a Trust and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in a Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of a Trust.

The Indenture also authorizes the Sponsor to increase the size of a Trust and the number of Units thereof by the deposit of additional Equity Securities, or cash (including a letter of credit) with instructions to purchase additional Equity Securities, in such Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors could experience a dilution of their investments and a reduction in anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the actual purchase of the Equity Securities and because the Trusts will pay the brokerage fees associated therewith.

Each Trust consists of the Equity Securities listed under "Schedule of Investments" for each Trust (or contracts to purchase such Securities) as may continue to be held from time to time in such Trust and any additional Equity Securities acquired and held by such Trust pursuant to the provisions of the Indenture (including provisions with respect to deposits into such Trust of Equity Securities in connection with the issuance of additional Units).

Once all of the Equity Securities in a Trust are acquired, the Trustee will have no power to vary the investments of such Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, and may dispose of Equity Securities only under limited circumstances. See "How May Equity Securities be Removed from a Trust?"

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Equity Security which might reasonably be expected to have a material adverse effect on a Trust. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Equity Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on a Trust.

                             PUBLIC OFFERING

How is the Public Offering Price Determined?


Units are offered at the Public Offering Price. During the initial offering period, the Public Offering Price is based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust, plus an initial sales charge equal to the difference between the maximum sales charge of 4.5% of the Public Offering Price and the maximum remaining deferred sales charge, initially $.350 per Unit. Commencing on August 29, 1997, and on the last business day of each month thereafter, through December 31, 1997, a deferred sales charge of $.07 will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment but still during the initial offering period will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 4.5% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge) subject to reduction beginning January 31, 1998.



During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust divided by the number of Units of a Trust outstanding. For secondary market sales after the completion of the deferred sales charge period, the Public Offering Price is also based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust, plus a one-time initial sales charge of 4.5% of the Public Offering Price (equivalent to 4.712% of the net amount invested) divided by the number of outstanding Units of a Trust and will be reduced by 1/2 of 1% on each subsequent January 31, commencing January 31, 1998 to a minimum sales charge of 3.0%.


The minimum amount which an investor may purchase of a Trust is $1,000 ($250 for an Individual Retirement Account or other retirement plans). The applicable sales charge for the Trusts for both primary and secondary market sales is reduced by a discount as indicated below for aggregate volume purchases of the Trusts (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

                                            Primary and Secondary
                                            ______________________
                                         Percent of        Percent of
Dollar Amount of Transaction             Offering          Net Amount
at Public Offering Price                 Price             Invested
____________________________             __________        __________
$ 50,000 but less than $100,000          0.25%             0.2506%
$100,000 but less than $250,000          0.50%             0.5025%
$250,000 but less than $500,000          1.00%             1.0101%
$500,000 or more                         2.00%             2.0408%


Any such reduced sales charge shall be the responsibility of the selling broker/dealer, bank or other selling agent. The reduced sales charge structure will apply on all purchases of Units of a Trust by the same person on any one day from any one broker/dealer, bank or other selling agent. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for the purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. The purchaser must inform the broker/dealer, bank or other selling agent of any such combined purchase prior to the sale in order to obtain the indicated discount. Unit holders of other unit investment trusts in which the Sponsor acted as sole Principal Underwriter and which at the time of their creation had an estimated life of at least five years may utilize their termination proceeds from such trusts to purchase Units of Trusts included in this Prospectus subject only to the remaining deferred sales charge to be collected on such Units. In addition, with respect to the employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and broker/dealers, banks or other selling agents and their subsidiaries and vendors providing services to the Sponsor, Units may be purchased at the Public Offering
Price less the concession the Sponsor typically allows to dealers and other selling agents.


Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents for purchases (see "Public Offering-How are Units Distributed?") by investors who purchase Units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

Had the Units of the Trusts been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information." The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the prices of the underlying Equity Securities. During the initial offering period, the aggregate value of the Units of a Trust shall be determined on the basis of the aggregate underlying value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of a Trust. The aggregate underlying value of the Equity Securities during the initial offering period will be determined in the following manner: if the Equity Securities are listed on a national securities exchange or the NASDAQ National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.

After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying value of the Equity Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of a Trust plus the applicable sales charge. The aggregate underlying value of the Equity Securities for secondary market sales is calculated in the same manner as described above for sales made during the initial offering period with the exception that bid prices are used instead of ask prices.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of the Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period (i) for Units issued on the Initial Date of Deposit and (ii) for additional Units issued after such date as additional Equity Securities or cash are deposited by the Sponsor, Units will be distributed to the public at the then current Public Offering Price. The initial offering period may be up to approximately 360 days. During such period, the Sponsor may deposit additional Equity Securities or cash in a Trust and create additional Units. Units reacquired by the Sponsor during the initial offering period (at prices based upon the aggregate underlying value of the Equity Securities in a Trust plus or minus a pro rata share of cash, if any in the Income and Capital Accounts of such Trust) may be resold at the then current Public Offering Price. Upon the termination of the initial offering period, unsold Units created or reacquired during the initial offering period will be sold or resold at the then current Public Offering Price.

Upon completion of the initial offering, Units repurchased in the secondary market (see "Will There be a Secondary Market?") may be offered by this prospectus at the secondary market public offering price determined in the manner described above.


It is the intention of the Sponsor to qualify Units of the Trusts for sale in a number of states. Sales initially will be made to dealers and other selling agents at prices which represent a concession or agency commission of 3.2% of the Public Offering Price, and, for secondary market sales, 3.2% of the Public Offering Price (or 65% of the then current maximum sales charge after January 31, 1998). Dealers and other selling agents will be allowed volume concessions or agency commissions during the primary and secondary market of 2.2% of the Public Offering Price (or 65% of the then current maximum sales charge after January 31, 1998) on the sale of Units purchased with termination proceeds from other unit investment trusts of which the Sponsor acted as sole Principal Underwriter and which at the time of their creation had an estimated life of at least five years. Volume concessions or agency commissions of an additional 0.30% of the Public Offering Price will be given to any broker/dealer or bank, who purchases from the Sponsor, in the aggregate, at least $100,000 of the Trusts on the Initial Date of Deposit or $250,000 on any day thereafter. In addition, dealers and other selling agents will receive an additional volume concession or agency commission with respect to sales of Units of each individual Trust in the amounts set forth below:


Total Sales per Trust                           Additional Concession
_____________________                           ____________________
$1,000,000 but less than $2,000,000             .10%
$2,000,000 but less than $3,000,000             .15%
$3,000,000 or more                              .20%


Effective on each January 31, commencing January 31, 1998, the sales charge will be reduced by 1/2 of 1% to a minimum sales charge of 3.0%. However, resales of Units of a Trust by such dealers and other selling agents to the public will be made at the Public Offering Price described in the prospectus. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. Certain commercial banks may be making Units of a Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.


From time to time the Sponsor may implement programs under which broker/dealers, banks or other selling agents of a Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of a broker/dealer, bank or other selling agent may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying dealers for certain services or activities which are primarily intended to result in sales of Units of a Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of a Trust. These programs will not change the price Unit holders pay for their Units or the amount that the Trusts will receive from the Units sold.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar trusts sponsored by Nike Securities L.P. with returns on other taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in this Prospectus.

Each Trust's performance may be compared to performance on a total return basis with the Dow Jones Industrial Average, the S&P 500 Composite Stock Price Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.

What are the Sponsor's Profits?


The Sponsor of the Trusts will receive a gross sales commission equal to 4.5% of the Public Offering Price of the Units (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), less any reduced sales charge for quantity purchases as described under "Public Offering-How is the Public Offering Price Determined?" See "Public Offering-How are Units Distributed?" for information regarding the receipt of additional concessions available to dealers and other selling agents. In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Equity Securities to the Trusts (which is based on the Evaluator's determination of the aggregate offering price of the underlying Equity Securities of such Trust on the Initial Date of Deposit as well as subsequent deposits) and the cost of such Equity Securities to the Sponsor. See Note (2) of "Schedule of Investments" for each Trust. During the initial offering period, the dealers and other selling agents also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the Public Offering Price received by the dealers and other selling agents upon the sale of Units.



In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a sales charge of 4.5% subject to reduction beginning January 31, 1998) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor.


Will There be a Secondary Market?

After the initial offering period, although not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS OR HER UNITS, HE OR SHE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.


                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. Certificates to be redeemed must be properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of their respective Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?

The Trustee will distribute any net income received with respect to any of the securities in a Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer. The pro rata share of cash in the Capital Account of a Trust will be computed as of the fifteenth day of each month. Proceeds received on the sale of any Equity Securities in a Trust, to the extent not used to meet redemptions of Units or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made on the last day of each December to Unit holders of record as of December
15. See "What is the Federal Tax Status of Unit Holders?"

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Within a reasonable time after each Trust is terminated, each Unit holder will, upon surrender of his Units for redemption, receive: (i) the pro rata share of the amounts realized upon the disposition of Equity Securities, unless he elects an In-Kind Distribution as described under "How may the Indentur be Amended or Terminated?" and (ii) a pro rata share of any other assets of a Trust, less expenses of such Trust. Not less than 60 days prior to the Mandatory Termination Date of a Trust, the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of whole shares of Equity Securities (an "In-Kind Distribution"), if such Unit holder owns at least 2,500 Units of such Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. An In-Kind Distribution will be reduced by customary transfer and registration charges. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date of a Trust. A Unit holder may, of course, at any time after the Equity Securities are distributed, sell all or a portion of the shares.

The Trustee will credit to the Income Account of a Trust any dividends received on the Equity Securities therein. All other receipts (e.g. return of capital, etc.) are credited to the Capital Account of each Trust.

The Trustee may establish reserves (the "Reserve Account") within each Trust for state and local taxes, if any, and any governmental charges payable out of a Trust.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of a Trust the following information in reasonable detail: (1) a summary of transactions in such Trust for such year; (2) any Equity Securities sold during the year and the Equity Securities held at the end of such year by such Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trusts furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his Units by tender to the Trustee at its corporate trust office in the City of New York of the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after 4:00 p.m. Eastern time, the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled.


Any Unit holder tendering 2,500 Units or more of a Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Equity Securities in an amount and value of Equity Securities per Unit equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, in-kind distributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unit holder's bank or broker-dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unit holder will receive his pro rata number of whole shares of each of the Equity Securities comprising the portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unit holder is entitled. The Trustee may adjust the number of shares of any issue of Equity Securities included in a Unit holder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Equity Securities on the date of tender. See "What is the Federal Tax Status of Unit Holders?" If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unit holder, the Trustee may sell Equity Securities in the manner described above.


Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, any time a Unit holder elects to tender Units for redemption, such Unit holder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of each Trust.

The Trustee is empowered to sell Equity Securities of each Trust in order to make funds available for redemption. To the extent that Equity Securities are sold, the size and diversity of each Trust will be reduced. Such sales may be required at a time when Equity Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in a Trust other than cash deposited in a Trust to purchase Equity Securities not applied to the purchase of such Equity Securities; (2) the aggregate value of the Equity Securities held in a Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Equity Securities in such Trust next computed; and (3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of the Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of a Trust, including but not limited to fees and expenses of the Trustee (including legal and auditing fees), the Evaluator and supervisory fees, if any; (4) cash held for distribution to Unit holders of record of a Trust as of the business day prior to the evaluation being made; and (5) other liabilities incurred by a Trust; and finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof.

The aggregate value of the Equity Securities used to calculate the Redemption Price per Unit will be determined in the following manner: if the Equity Securities are listed on a national securities exchange or the NASDAQ National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current bid prices on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Equity Securities be Removed from a Trust?

The Portfolios of the Trusts are not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to a Trust.
In addition, the Sponsor will instruct the Trustee to dispose of certain Equity Securities and to take such further action as may be needed from time to time to ensure that the REIT Growth & Income Trust, Series 1 continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section
851 of the Internal Recenue Code. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Obligations, the acquisition by a Trust of any securities or other property other than the Equity Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Equity Securities (or any securities or other property received by a Trust in exchange for Equity Securities) by the Trustee are credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemptions. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trusts with respect to selling Equity Securities from the Trusts. In acting in such capacity, the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may also sell Equity Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold. The Sponsor may consider sales of Units of unit investment trusts which it sponsors in making recommendations to the Trustee as to the selection of broker/dealers to execute the Trusts' portfolio transactions.

            INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined
Series, The First Trust Special Situations Trust, The First Trust
Insured Corporate Trust, The First Trust of Insured Municipal Bonds and The First Trust GNMA. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor
Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1995, the total partners' capital of Nike Securities L.P.
was $9,033,760 (audited). (This paragraph relates only to the Sponsor and not to the Trusts or to any series thereof or to any other dealer.
The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trusts may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Equity Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor or the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that a Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential Information." A Trust may be liquidated at any time by consent of 100% of the Unit holders of a Trust or by the Trustee when the value of the Equity Securities owned by a Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in such Trust during the primary offering period, or in the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by a broker/dealer, including the Sponsor. If a Trust is liquidated because of the redemption of unsold Units of such Trust by a broker/dealer, the Sponsor will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of such Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "How are Income and Capital Distributed?"


Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of a Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of a Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of the Trust maintained by the Trustee. At least 60 days prior to the Mandatory Termination Date of a Trust the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges), if such Unit holder owns at least 2,500 Units of such Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date of a Trust. See "What is the Federal Tax Status of Unit Holders?" Unit holders not electing a distribution of shares of Equity Securities will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time after a Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of such Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unit holder his pro rata share of the balance of the Income and Capital Accounts.


Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trusts.

Experts

The statements of net assets, including the schedules of investments, of the Trusts at the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                     REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders
THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 182


We have audited the accompanying statements of net assets, including the schedules of investments, of The First Trust Special Situations Trust, Series 182, comprised of America's Leading Brands Growth Trust, Series 1, American Financial Services Growth Trust, Series 2, American Healthcare Growth Trust, Series 2, REIT Growth & Income Trust, Series 1, and American Technology Growth Trust, Series 5, at the opening of business on January 16, 1997. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letters of credit held by the Trustee and deposited in the Trusts on January 16, 1997. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of The First Trust Special Situations Trust, Series 182, comprised of America's Leading Brands Growth Trust, Series 1, American Financial Services Growth Trust, Series 2, American Healthcare Growth Trust, Series 2, REIT Growth & Income Trust, Series 1, and American Technology Growth Trust, Series 5, at the opening of business on January 16, 1997 in conformity with generally accepted accounting principles.


                                        ERNST & YOUNG LLP


Chicago, Illinois
January 16, 1997

                                                 Statements of Net Assets

                     The First Trust Special Situations Trust, Series 182
                At the Opening of Business on the Initial Date of Deposit
                                                         January 16, 1997



                                                                   America's           American
                                                                   Leading             Financial           American
                                                                   Brands              Services            Healthcare
                                                                   Growth              Growth              Growth
                                                                   Trust               Trust               Trust
                                                                   Series 1            Series 2            Series 2
                                                                   ___________         _________           __________
NET ASSETS
Investment in Equity Securities represented
   by purchase contracts (1) (2)                                   $148,257            $148,659            $147,968
Organizational and offering costs (3)                                45,000              45,000              45,000
                                                                   ________            ________            ________
                                                                    193,257             193,659             192,968

Less accrued organizational and offering costs (3)                  (45,000)            (45,000)            (45,000)
Less liability for deferred sales charge (4)                         (5,241)             (5,256)             (5,231)
                                                                   ________            ________            ________
Net assets                                                         $143,016            $143,403            $142,737
                                                                   ========            ========            ========
Units outstanding                                                    14,975              15,016              14,946

ANALYSIS OF NET ASSETS
Cost to investors (5)                                              $149,755            $150,160            $149,463
Less sales charge (5)                                                (6,739)             (6,757)             (6,726)
                                                                   ________            ________            ________
Net Assets                                                         $143,016            $143,403            $142,737
                                                                   ========            ========            ========


[FN]

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) For each Trust, an irrevocable letter of credit totaling $200,000 issued by Bankers Trust Company has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the Equity Securities pursuant to contracts for the purchase of such Equity Securities.

(3) Each Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed the life of the Trusts (approximately five years). The estimated organizational and offering costs are based on 2,000,000 Units of each Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) Represents the amount of mandatory distributions from each Trust ($.350 per Unit), payable to the Sponsor in five equal monthly installments beginning on August 29, 1997, and on the last business day of each month thereafter through December 31, 1997. If Units are redeemed prior to December 31, 1997, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors includes a sales charge computed at the rate of 4.5% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge for quantity purchases.

                                                 Statements of Net Assets

                     The First Trust Special Situations Trust, Series 182
                At the Opening of Business on the Initial Date of Deposit
                                                         January 16, 1997



                                                                                      REIT                American
                                                                                      Growth &            Technology
                                                                                      Income Trust        Growth Trust
                                                                                      Series 1            Series 5
                                                                                      ____________        ____________
NET ASSETS
Investment in Equity Securities represented
     by purchase contracts (1) (2)                                                    $148,488            $145,451
Organizational and offering costs (3)                                                   45,000              45,000
                                                                                      ________            ________
                                                                                       193,488             190,451
Less accrued organizational and offering costs (3)                                     (45,000)            (45,000)
Less liability for deferred sales charge (4)                                            (5,250)             (5,142)
                                                                                      ________            ________
Net assets                                                                            $143,238            $140,309
                                                                                      ========            ========
Units outstanding                                                                       14,999              14,692

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                 $149,987            $146,920
Less sales charge (5)                                                                   (6,749)             (6,611)
                                                                                      ________            ________
Net Assets                                                                            $143,238            $140,309
                                                                                      ========            ========


[FN]

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) For each Trust, an irrevocable letter of credit totaling $200,000 issued by Bankers Trust Company has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the Equity Securities pursuant to contracts for the purchase of such Equity Securities.

(3) Each Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed the life of the Trusts (approximately five years). The estimated organizational and offering costs are based on 2,000,000 Units of each Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) Represents the amount of mandatory distributions from each Trust ($.350 per Unit), payable to the Sponsor in five equal monthly installments beginning on August 29, 1997, and on the last business day of each month thereafter through December 31, 1997. If Units are redeemed prior to December 31, 1997, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors includes a sales charge computed at the rate of 4.5% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge for quantity purchases.

                                                  Schedule of Investments

                          AMERICA'S LEADING BRANDS GROWTH TRUST, SERIES 1
                     The First Trust Special Situations Trust, Series 182
                At the Opening of Business on the Initial Date of Deposit
                                                         January 16, 1997



                                                                              Percentage        Market        Cost of
                                                                              of Aggregate      Value         Equity
Number        Ticker Symbol and                                               Offering          per           Securities
of Shares     Name of Issuer of Equity Securities (1)                         Price             Share         to Trust (2)
_________     _______________________________________                         ____________      _______       ____________
              Apparel Manufacturers
              _____________________
 132          SJK         St. John Knits, Inc.                                 4.03%            $ 45.250      $  5,973
 131          TOM         Tommy Hilfiger Corporation                           4.02%              45.500         5,960

              Beverages
              _________
 104          KO          Coca-Cola Company                                    4.00%              57.000         5,928
 200          PEP         PepsiCo, Inc.                                        3.98%              29.500         5,900

              Entertainment
              _____________
  85          DIS         The Walt Disney Company                              3.96%              69.125         5,876

              Food
              ____
 148          HNZ         H.J. Heinz Company                                   4.07%              40.750         6,031
 157          SLE         Sara Lee Corporation                                 3.96%              37.375         5,868
 150          TR          Tootsie Roll Industries, Inc.                        4.01%              39.625         5,944

              Household Products
              __________________
  58          CLX         Clorox Company                                       4.04%             103.375         5,996
  64          CL          Colgate-Palmolive Company                            4.00%              92.625         5,928
  54          PG          Procter & Gamble Company                             3.98%             109.250         5,900
  78          RAL         Ralston Purina Company                               4.01%              76.125         5,938

              Medical Supplies
              ________________
 114          JNJ         Johnson & Johnson                                    4.01%              52.125         5,942

              Pharmaceuticals
              _______________
  97          AHP         American Home Products Corporation                   3.99%              61.000         5,917
  50          BMY         Bristol-Myers Squibb Company                         3.99%             118.375         5,919
  85          SGP         Schering-Plough Corporation                          3.97%              69.250         5,886

              Recreation
              __________
 204          ELY         Callaway Golf Company                                4.02%              29.250         5,967
 183          CCL         Carnival Corporation                                 3.93%              31.875         5,833
 135          HDI         Harley-Davidson, Inc.                                3.99%              43.875         5,923

              Restaurants
              ___________
 134          MCD         McDonald's Corporation                               4.06%              44.875         6,013
 236          OSSI        Outback Steakhouse, Inc.                             3.98%              25.000         5,900

              Retail
              ______
 198          GPS         Gap, Inc.                                            3.99%              29.875         5,915

              Tobacco
              _______
  52          MO          Philip Morris Companies Inc.                         3.99%             113.750         5,915

              Toiletries/Cosmetics
              ____________________
  74          G           The Gillette Company                                 4.02%              80.500         5,957

              Toys
              ____
 208          MAT         Mattel, Inc.                                         4.00%              28.500         5,928
                                                                              ______                          _________
                                Total Investments                               100%                          $148,257
                                                                              ======                          =========

[FN]
____________________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on January 15, 1997.

(2)The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,257. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $148,841 and $584, respectively.

                                                  Schedule of Investments

                       AMERICAN FINANCIAL SERVICES GROWTH TRUST, SERIES 2
                     The First Trust Special Situations Trust, Series 182
                At the Opening of Business on the Initial Date of Deposit
                                                         January 16, 1997



                                                                                 Percentage        Market        Cost of
                                                                                 of Aggregate      Value         Equity
Number       Ticker Symbol and                                                   Offering          per           Securities
of Shares    Name of Issuer of Equity Securities (1)                             Price             Share         to Trust (2)
________     _______________________________________                             ____________      _______       ___________
             Credit Cards
             ____________
 141         ADVNA       Advanta Corporation                                      4.01%            $ 42.250      $  5,957
 176         COF         Capital One Financial Corporation                        4.00%              33.750         5,940
 172         FUS         First USA, Inc.                                          3.93%              34.000         5,848
 197         KRB         MBNA Corporation                                         3.98%              30.000         5,910

             Major Regional Banks
             ____________________
 108         FCN         First Chicago NBD Corporation                            4.00%              55.000         5,940
 107         FSR         Firstar Corporation                                      4.00%              55.625         5,952
  74         FTU         First Union Corporation                                  3.96%              79.625         5,892
  56         NB          NationsBank Corporation                                  3.96%             105.125         5,887
 147         NTRS        Northern Trust Corporation                               4.02%              40.625         5,972
 129         NOB         Norwest Corporation                                      4.02%              46.375         5,982
 112         RGBK        Regions Financial Corporation                            4.03%              53.500         5,992
 161         SOTR        SouthTrust Corporation                                   3.99%              36.875         5,937

             Money Center Banks
             ___________________
  57         BAC         BankAmerica Corporation                                  4.12%             107.375         6,120
  56         CCI         Citicorp                                                 3.99%             106.000         5,936

             Mortgage Finance
             ________________
 163         AAM         Aames Financial Corporation                              3.96%              36.125         5,889
 201         CCR         Countrywide Credit Industries, Inc.                      4.02%              29.750         5,980

             Regional and Local Banks/Thrifts
             ________________________________
 165         ABCW        Anchor Bancorp Wisconsin, Inc.                           4.02%              36.250         5,981
 141         COFI        Charter One Financial, Inc.                              4.00%              42.125         5,940
 194         CBH         Commerce Bancorp, Inc.                                   3.98%              30.500         5,917
 352         DNFC        D&N Financial Corporation                                4.05%              17.125         6,028
 242         FFHC        First Financial Corporation                              3.99%              24.500         5,929
 448         FUBC        1st United Bancorp                                       3.99%              13.250         5,936
 176         ROSE        TR Financial Corporation                                 4.03%              34.000         5,984

             Specialty Finance
             _________________
 164         GNT         Green Tree Financial Corporation                         3.99%              36.125         5,925
 413         MFN         Mercury Finance Company                                  3.96%              14.250         5,885
                                                                                 ______                          _________
                               Total Investments                                   100%                          $148,659
                                                                                 ======                          =========


[FN]
___________________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on January 15, 1997.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,659. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $148,824 and $165, respectively.

                                                  Schedule of Investments

                               AMERICAN HEALTHCARE GROWTH TRUST, SERIES 2
                     The First Trust Special Situations Trust, Series 182
                At the Opening of Business on the Initial Date of Deposit
                                                         January 16, 1997



                                                                              Percentage         Market       Cost of
                                                                              of Aggregate       Value        Equity
Number        Ticker Symbol and                                               Offering           per          Securities
of Shares     Name of Issuer of Equity Securities (1)                         Price              Share        to Trust (2)
________      _______________________________________                         ____________       _______      ___________
              Advanced Medical Devices and Instruments
              ________________________________________
  89          BSX           Boston Scientific Corporation                      4.03%             $67.000      $  5,963
 105          GDT           Guidant Corporation                                4.03%              56.750         5,959
  88          MDT           Medtronic, Inc.                                    3.96%              66.625         5,863
 245          NELL          Nellcor Puritan Bennett Inc.                      3.97%              24.000         5,880
 161          STJ           St. Jude Medical, Inc.                             4.03%              37.000         5,957

              Drugs/Biotech
              _____________
  97          AHP           American Home Products Corporation                 4.00%              61.000         5,917
 107          AMGN          Amgen, Inc.                                        4.00%              55.250         5,912
  71          MRK           Merck & Company, Inc.                              4.00%              83.375         5,920
  68          PFE           Pfizer, Inc.                                       3.98%              86.625         5,891
  85          SGP           Schering-Plough Corporation                        3.98%              69.250         5,886

              Healthcare/Managed Care
              _______________________
 137          HCCC          HealthCare COMPARE Corporation                     3.99%              43.125         5,908
 109          OXHP          Oxford Health Plans, Inc.                          3.94%              53.500         5,831
 188          PHYC          PhyCor, Inc.                                       4.08%              32.125         6,040
 134          UNH           United Healthcare Corporation                      4.01%              44.250         5,929

              Hospital Management/Health Services
              ___________________________________
 145          COL           Columbia/HCA Healthcare Corporation                3.94%              40.250         5,836
 203          GHV           Genesis Health Ventures, Inc.                      3.96%              28.875         5,862
 236          HMA           Health Management Associates, Inc.                 3.99%              25.000         5,900
 145          HRC           HEALTHSOUTH Corporation                            4.04%              41.250         5,981
 137          LNCR          Lincare Holdings, Inc.                             4.05%              43.750         5,994
 191          VC            Vencor, Inc.                                       3.99%              30.875         5,897

              Medical Supplies
              ________________
 111          ABT           Abbott Laboratories                                3.99%              53.250         5,911
 129          BDX           Becton, Dickinson & Company                        4.02%              46.125         5,950
  92          CAH           Cardinal Health, Inc.                              3.98%              64.000         5,888
 207          IVCR          Invacare Corporation                               4.02%              28.750         5,951
 114          JNJ           Johnson & Johnson                                  4.02%              52.125         5,942
                                                                              ______                          _________
                                  Total Investments                             100%                          $147,968
                                                                              ======                          =========

[FN]
_____________________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on January 15, 1997.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $147,968. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $148,297 and $329, respectively.

                                                  Schedule of Investments

                                     REIT GROWTH & INCOME TRUST, SERIES 1
                     The First Trust Special Situations Trust, Series 182
                At the Opening of Business on the Initial Date of Deposit
                                                         January 16, 1997



                                                                              Percentage         Market        Cost of
                                                                              of Aggregate       Value         Equity
Number        Ticker Symbol and                                               Offering           per           Securities
of Shares     Name of Issuer of Equity Securities (1)                         Price              Share         to Trust (2)
________      _______________________________________                         ____________       _______       ___________
              Retail
              ______
 228          CBL        CBL & Associates Properties, Inc.                     4.01%             $26.125       $  5,957
 160          DDR        Developers Diversified Realty Corporation             4.00%              37.125          5,940
 249          XEL        Excel Realty Trust Inc.                               4.00%              23.875          5,945
 227          JDN        JDN Realty Corporation                                4.01%              26.250          5,959
 221          JPR        JP Realty, Inc.                                       4.02%              27.000          5,967
 198          SPG        Simon DeBartolo Group, Inc.                           3.98%              29.875          5,915

              Multi-Family
              ____________
 137          EQR        Equity Residential Properties Trust                   3.99%              43.250          5,925
 221          GBP        Gables Residential Trust                              3.98%              26.750          5,912
 253          HME        Home Properties                                       4.01%              23.500          5,946
 248          OAS        Oasis Residential, Inc.                               4.01%              24.000          5,952
 280          SMT        Summit Properties, Inc.                               3.96%              21.000          5,880
 383          UDR        United Dominion Realty Trust, Inc.                    4.00%              15.500          5,936
 239          WRP        Wellsford Residential Property Trust                  4.05%              25.125          6,005

              Office/Industrial
              _________________
 182          CLI        Cali Realty Corporation                               3.97%              32.375          5,892
 371          NNN        Commercial Net Lease Realty, Inc.                     4.00%              16.000          5,936
 191          FR         First Industrial Realty Trust, Inc.                   4.02%              31.250          5,969
 240          LRY        Liberty Property Trust                                4.02%              24.875          5,970
 165          TRI        TriNet Corporate Realty Trust, Inc.                   4.00%              36.000          5,940

              Healthcare
              __________
 254          CCT        Capstone Capital Corporation                          4.00%              23.375          5,937
 301          HRP        Health and Retirement Properties Trust                4.00%              19.750          5,945
 220          HR         Healthcare Realty Trust, Inc.                         3.98%              26.875          5,912

              Hotel
              _____
 457          ENN        Equity Inns, Inc.                                     4.00%              13.000          5,941
 205          HPT        Hospitality Properties Trust                          4.04%              29.250          5,996

              Recreation
              __________
 198          TEE        National Golf Properties, Inc.                        4.00%              30.000          5,940

              Storage
              _______
 228          SEA        Storage Trust Realty                                  3.95%              25.750          5,871

                                                                              ______                           _________
                               Total Investments                                100%                           $148,488
                                                                              ======                           =========

[FN]
_______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on January 15, 1997.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,488. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $148,914 and $426, respectively.

                                                  Schedule of Investments

                               AMERICAN TECHNOLOGY GROWTH TRUST, SERIES 5
                     The First Trust Special Situations Trust, Series 182
                At the Opening of Business on the Initial Date of Deposit
                                                         January 16, 1997



                                                                            Percentage                       Cost of
                                                                            of Aggregate      Market         Equity
Number        Ticker Symbol and                                             Offering          Value          Securities
of Shares     Name of Issuer of Equity Securities (1)                       Price             per Share      to Trust (2)
________      _______________________________________                       ____________      _________      ___________
              Computers
              _________
  75          CPQ         Compaq Computer Corporation                        3.97%            $ 77.000       $  5,775
  88          DELL        Dell Computer Corporation                          3.89%              64.375          5,665
 109          HWP         Hewlett-Packard Company                            4.08%              54.375          5,927
 201          SUNW        Sun Microsystems, Inc.                             3.92%              28.375          5,703

              Computer Services
              _________________
 125          EDS         Electronic Data Systems Corporation                4.05%              47.125          5,891
 161          FDC         First Data Corporation                             4.03%              36.375          5,856

              Networking
              ___________
  81          COMS        3Com Corporation                                   4.02%              72.125          5,842
 167          CS          Cabletron Systems, Inc.                            3.99%              34.750          5,803
  83          CSCO        Cisco Systems, Inc.                                4.02%              70.500          5,852
  83          USRX        U.S. Robotics Corporation                          3.96%              69.375          5,758

              Semiconductor Equipment
              ________________________
 130          AMAT        Applied Materials, Inc.                            4.02%              45.000          5,850
  89          NVLS        Novellus Systems, Inc.                             4.05%              66.250          5,896
 159          TNCR        Tencor Instruments (3)                             3.94%              36.000          5,724

              Semiconductors
              ______________
 141          ADPT        Adaptec, Inc.                                      3.96%              40.875          5,763
 167          ATML        Atmel Corporation                                  4.06%              35.375          5,908
  41          INTC        Intel Corporation                                  4.01%             142.125          5,827
 120          MXIM        Maxim Integrated Products, Inc.                    3.95%              47.875          5,745
 161          XLNX        Xilinx, Inc.                                       4.17%              37.625          6,058

              Software
              ________
 124          BMCS        BMC Software, Inc.                                 3.94%              46.250          5,735
 129          CA          Computer Associates International, Inc.            4.01%              45.250          5,837
  69          MSFT        Microsoft Corporation                              4.01%              84.625          5,839
 141          ORCL        Oracle Corporation                                 4.01%              41.375          5,834
 101          PMTC        Parametric Technology Corporation                  4.06%              58.500          5,909

              Storage
              _______
 153          EMC         EMC Corporation                                    4.00%              38.000          5,814
 120          SEG         Seagate Technology, Inc.                           3.88%              47.000          5,640

                                                                            ______                           _________
                                Total Investments                             100%                           $145,451
                                                                            ======                           =========


[FN]
____________________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on January 15, 1997.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $145,451. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $146,594 and $1,143, respectively.

(3)Tencor Instruments (Tencor) has recently agreed to be acquired by KLA Instruments Corp. (KLA) in a transaction expected to close by June 1997. Pending shareholder and regulatory approval, each shareholder of Tencor is expected to receive one share of KLA for each share of Tencor held.

                 This page is intentionally left blank.



Page 55

CONTENTS:

Summary of Essential Information:
    America's Leading Brands Growth Trust, Series 1       4
    American Financial Services Growth Trust, Series 2    4
    American Healthcare Growth Trust, Series 2            4
    REIT Growth & Income Trust, Series 1                  5
    American Technology Growth Trust, Series 5            5
The First Trust Special Situations Trust, Series 182:
    What is The First Trust Special Situations Trust?     9
    What are the Expenses and Charges?                   12
    What is the Federal Tax Status of Unit Holders?      13
    Why are Investments in the Trusts Suitable for
        Retirement Plans?                                18
Portfolio:
    What are Equity Securities?                          18
        Risk Factors                                     18
    What are the Equity Securities Selected for:
        America's Leading Brands Growth Trust,
          Series 1?                                      25
        American Financial Services Growth Trust,
          Series 2?                                      27
        American Healthcare Growth Trust, Series 2?      29
        REIT Growth & Income Trust, Series 1?            31
        American Technology Growth Trust, Series 5?      33
    What are Some Additional Considerations for
        Investors?                                       35
Public Offering:
    How is the Public Offering Price Determined?         36
    How are Units Distributed?                           38
    What are the Sponsor's Profits?                      39
    Will There be a Secondary Market?                    40
Rights of Unit Holders:
    How is Evidence of Ownership Issued and Transferred? 40
    How are Income and Capital Distributed?              41
    What Reports will Unit Holders Receive?              41
    How May Units be Redeemed?                           41
    How May Units be Purchased by the Sponsor?           43
    How May Equity Securities be Removed from a Trust?   43
Information as to Sponsor, Trustee and Evaluator:
    Who is the Sponsor?                                  44
    Who is the Trustee?                                  44
    Limitations on Liabilities of Sponsor and Trustee    45
    Who is the Evaluator?                                45
Other Information:
    How May the Indenture be Amended or Terminated?      46
    Legal Opinions                                       46
    Experts                                              46
Report of Independent Auditors                           47
Statements of Net Assets:
    America's Leading Brands Growth Trust, Series 1      48
    American Financial Services Growth Trust, Series 2   48
    American Healthcare Growth Trust, Series 2           48
    REIT Growth & Income Trust, Series 1                 49
    American Technology Growth Trust, Series 5           49
Schedules of Investments:
    America's Leading Brands Growth Trust, Series 1      50
    American Financial Services Growth Trust, Series 2   51
    American Healthcare Growth Trust, Series 2           52
    REIT Growth & Income Trust, Series 1                 53
    American Technology Growth Trust, Series 5           54

                             _____________

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                   FIRST TRUST (registered trademark)

                 AMERICA'S LEADING BRANDS GROWTH TRUST
                               SERIES 1

               AMERICAN FINANCIAL SERVICES GROWTH TRUST
                               SERIES 2

               AMERICAN HEALTHCARE GROWTH TRUST, SERIES 2

                  REIT GROWTH & INCOME TRUST, SERIES 1

               AMERICAN TECHNOLOGY GROWTH TRUST, SERIES 5



                          Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520


                            January 16, 1997


                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE


Page 56


               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Cross-Reference Sheet

     The Prospectus

     The signatures

     Exhibits

     Financial Data Schedule


                               S-1
                           SIGNATURES

     The Registrant, The First Trust Special Situations Trust, Series 182, hereby identifies The First Trust Special Situations Trust, Series 4 Great Lakes Growth and Treasury Trust, Series 1, The First Trust Special Situations Trust, Series 18 Wisconsin Growth and Treasury Securities Trust, Series 1, The First Trust Special Situations Trust, Series 119 and The First Trust Combined Series 248, for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, The First Trust Special Situations Trust, Series 182, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on January 16, 1997.

                              THE FIRST TRUST SPECIAL SITUATIONS
                              TRUST, SERIES 182

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                      Vice President



                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                       DATE

Robert D. Van Kampen   Sole Director       )
                       of Nike Securities  )
                       Corporation, the    )  January 16, 1997
                       General Partner of  )
                       Nike Securities L.P.)
                                           )
                                           )
                                           )Robert M. Porcellino
                                           ) Attorney-in-Fact**
                                           )
                                           )




   * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

   ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We consent to the reference to our firm under the caption "Experts" and to the use of our report dated January 16, 1997, in Amendment No. 1 to the Registration Statement (Form S-6) (File No. 333-19067) and related Prospectus of The First Trust Special Situations Trust, Series 182.



                                               ERNST & YOUNG LLP


Chicago, Illinois
January 16, 1997


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.




                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1    Form  of  Trust  Agreement for  Series  182  among  Nike
         Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).



                               S-6